RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

RESPONSE OF THE OFFICE OF MERGERS AND ACQUISITIONS
DIVISION OF CORPORATION FINANCE

June 13, 2008
Our Ref. No. 2008441
Eaton Vance Management
File No. 801-15930

Your letter dated June 12, 2008 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Sections 34(b) or 35(d) of the Investment Company Act of 1940 (the "Investment Company Act") or Rule 22c-1 thereunder against open-end investment companies that hold themselves out as money market funds in reliance on Rule 2a-7 under the Act ("Money Market Funds") if they purchase liquidity protected preferred shares ("LPP"), a new type of preferred stock described in your letter, to be issued by closed-end investment companies ("Funds") advised by Eaton Vance Management ("Eaton Vance").[1]

Your letter also requests that we concur with your view that the LPP would not be redeemable securities, as defined in Section 2(a)(32) of the Investment Company Act, if: (a) the Funds issue LPP that is subject to purchase in certain circumstances by a third-party liquidity provider ("Liquidity Provider"); and (b) the Liquidity Provider has the right to sell any such LPP to an affiliate of the Funds or to the Funds themselves in certain circumstances, as described in your letter.

Finally, you request that we confirm that Sections 13(e) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13e-4 and Regulations 14D and 14E thereunder would not be applicable to the Funds, the Liquidity Provider or any other third party in connection with the purchases of LPP that are not otherwise sold in remarketing processes, as described in your

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1 Money market funds that fail to meet certain conditions of Rule 2a-7 may violate Sections 34(b) and 35(d) of the Investment Company Act. *See* Paragraph (b) of Rule 2a-7. Section 34(b), in relevant part, makes it unlawful for any person to make an untrue statement of material fact in a registration statement or other document filed pursuant to the Investment Company Act. Section 35(d) makes it unlawful for any registered investment company to adopt as part of its name any word or words that the Commission finds materially deceptive or misleading, and authorizes the Commission to adopt rules to define such names as are materially deceptive or misleading. Money Market Funds that do not satisfy Rule 2a-7's conditions may also violate Rule 22c-1 under the Investment Company Act, which requires open-end funds to sell and redeem their shares at a price based on current net asset value, if they use the amortized cost method, as defined in Rule 2a-7(a)(2), to value their portfolio securities. *See* Section 2(a)(41) of the Investment Company Act (defining value) and Rules 2a-4 (defining current net asset value) and 2a-7(c) thereunder (Money Market Fund share price calculations).

letter. In the alternative, your letter requests our assurance that we would not recommend enforcement action to the Commission under Sections 13(e) and 14(d) of the Exchange Act and Rules 13e-4 and Regulations 14D and 14E thereunder against the Funds, the Liquidity Provider, or any other third party in connection with the purchase of LPP that are not otherwise sold in remarketing processes, as described in your letter.

I. Facts

As described in your letter, a number of Funds have outstanding one or more series of auction rate preferred shares ("ARP"), and the current disruption in the auction rate securities market imposes significant hardship on ARP holders that need access to liquidity. You state that it is highly unlikely that the existing auction markets for ARP will resume normal functioning in the near term. In light of these events, and in an effort to create a more stable long-term market for preferred shares issued by closed-end funds, Eaton Vance is developing LPP as a permissible investment for Money Market Funds.

You state that the Funds propose to offer LPP to supplement or replace their existing ARP. The LPP will pay a dividend that will be reset every seven days in a remarketing process administered by one or more financial institutions acting as remarketing agent(s). After providing a preliminary notice of the likely dividend rate, the remarketing agent(s) will solicit existing holders and potential buyers for indications of interest. The remarketing agent(s) will then match buyers and sellers at the lowest possible dividend rate. Under normal circumstances, the dividend rate in each remarketing will be set as the lowest possible rate at which all of the LPP would be either held or bought after matching up sell, bid and buy orders. All orders to buy and sell LPP in any remarketing will be subject to a cap rate (the "Boundary Rate").[2] The LPP will be sold only at a price equal to their $25,000 per share liquidation preference plus accumulated and unpaid dividends. Within three days of the remarketing, proceeds from the sales of the LPP will be remitted to holders of the LPP participating in the remarketing.[3]

You state that each Fund will enter into an agreement (the "Liquidity Agreement") with a Liquidity Provider. Under the Liquidity Agreement, the Liquidity Provider will have a contractual obligation (the "Liquidity Event Feature") to purchase unconditionally all LPP subject to sell orders in a remarketing that have not been matched with purchase orders (a "Liquidity Event"). You represent that, before entering into the Liquidity Agreement, the Liquidity Provider will have received a short-term rating in one of the two highest short-term rating categories from the Requisite Nationally Recognized Statistical Rating Organizations

2 You state that the Boundary Rate will be set as either (a) a specified interest rate (e.g., two-month LIBOR) plus a specified number of basis points, or (b) a specified percentage of a specified interest rate (e.g., a percentage times two-month LIBOR).

3 You state that the same considerations, analysis and conclusions would apply to preferred stock with liquidity protection features substantially the same as the LPP but that trades in an auction process similar to that in which ARP trade.

("NRSROs") with respect to a class of debt obligations that is comparable in priority and security to the Liquidity Event Feature.[4]

You represent that, as a result of the Liquidity Agreement, any LPP holder (including any Money Market Fund) that seeks to sell its holdings will be able to do so.[5] Like all other LPP sold in a remarketing, the LPP purchased by the Liquidity Provider will be bought at a price equal to the $25,000 per share liquidation preference plus accumulated but unpaid dividends. In the event that a Liquidity Agreement will not be renewed, will otherwise be terminated, or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LPP will be notified at least two remarketings in advance of such event and given the opportunity to sell their LPP in these remarketings. Thus, you state that LPP holders will always have the opportunity to sell their LPP pursuant to the Liquidity Agreement, if necessary, on at least two occasions subsequent to the receipt of notice of a change in or termination of the Liquidity Agreement.

You state that after a Liquidity Event has occurred, additional terms may take effect. These include: (a) escalating dividend rates;[6] and (b) additional fees that Funds will pay to the Liquidity Provider.[7] In addition, there may be an agreement under which the Liquidity Provider would have rights to sell (or "put") any of the LPP that it had purchased to the parent company of

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4 Rule 2a-7 limits a Money Market Fund's portfolio investments to securities that have received credit ratings from the Requisite NRSROs in one of the two highest short-term rating categories or comparable unrated securities (*i.e.*, "Eligible Securities"). A security that is subject to a Guarantee, as defined in Rule 2a-7(a)(15), may be determined to be an Eligible Security based solely on the rating assigned to the Guarantee, under paragraph (c)(3)(iii) of Rule 2a-7. The term "Requisite NRSROs" is defined in Rule 2a-7(a)(21).

5 Upon completion of the remarketing, the Liquidity Provider will be required to purchase automatically all LPP subject to sell orders that have not been fulfilled with purchase orders.

6 If upon any given Liquidity Event the Liquidity Provider is required to purchase LPP in an amount less than 50% (or some other agreed-upon percentage) (the "Trigger Percent") of the shares in the remarketing, the dividend rate for the next dividend period will be the Boundary Rate. If, however, the Liquidity Provider is required to purchase more than the Trigger Percent of the shares in a particular remarketing, the dividend rate will be the last Boundary Rate plus an additional pre-determined percentage (the "Raised Boundary Rate"). If upon subsequent consecutive remarketings the Liquidity Provider must continue to purchase greater than the Trigger Percent of the shares, then the dividend rate will be the Raised Boundary Rate plus an increasing pre-determined percentage up to a specified maximum.

7 You state that the Funds will pay a bifurcated fee to the Liquidity Provider; one fee on the committed amount of the liquidity facility and a second fee for amounts drawn to purchase LPP pursuant to a Liquidity Event. Accordingly, the Liquidity Provider will receive an overall higher fee to the extent that the liquidity facility is used.

the Funds' investment adviser, Eaton Vance Corp. ("EVC" and the "EVC Put"),[8] or to the issuing Fund (the "Fund Put"), at a price per share equal to the liquidation preference.

You state that the precise terms of the EVC Put are subject to negotiation with a particular Liquidity Provider. You expect, however, that for the nine-month period ending on the first anniversary of the effectiveness of the Liquidity Agreement (the "Anniversary Date"), if the Liquidity Provider owns all outstanding LPP, the Liquidity Provider may exercise the EVC Put with respect to all LPP that it owns. On the Anniversary Date, if the Liquidity Provider owns any outstanding LPP, the Liquidity Provider may exercise the EVC Put with respect to all LPP that it owns.[9]

You state that a Fund may provide a Liquidity Provider with a Fund Put as an inducement to potential Liquidity Providers, both initially (in lieu of the EVC Put) and on an ongoing basis. The Fund Put would be exercisable only (a) upon the expiration of not less than one year from the effective date of the Liquidity Agreement, and (b) with respect to any LPP that the Liquidity Provider has held for no less than three consecutive months and unsuccessfully attempted to sell in remarketings. You state that the Liquidity Provider would be able to exercise a Fund Put only following written notice. You also state that a Fund will provide a Fund Put only if the Internal Revenue Service issues new guidance clarifying with a high degree of certainty that such a feature would not cause the LPP to become taxable as debt rather than equity for federal income tax purposes.

II. Analysis

A. Money Market Funds

As we noted above, the LPP are designed to be purchased by Money Market Funds. The instruments that Money Market Funds may purchase must meet Rule 2a-7's maturity and quality requirements.[10] You acknowledge that a Money Market Fund's investment in preferred stock, including auction rate preferred stock, would not meet these requirements.[11] You assert,

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8 You state that the EVC Put is not expected to be an ongoing feature of the LPP arrangements and will be offered only to the Liquidity Provider for the LPP issued in the first LPP offering by a Fund.

9 You state that the exercise of the EVC Put would create no obligation for a Fund to redeem its LPP.

10 Rule 2a-7's portfolio maturity conditions appear in paragraphs (c)(2) and (d) and the portfolio quality conditions appear in paragraph (c)(3). Rule 2a-7 contains conditions that apply to each investment a Money Market Fund proposes to make, as well as conditions that apply to a Money Market Fund's entire portfolio.

11 *See Donaldson, Lufkin & Jenrette Securities Corporation*, SEC Staff No-Action Letter (Sept. 23, 1994) (denying a request for no-action assurance under Rule 2a-7 where preferred shares would have been subject to a conditional demand feature provided by a third-party bank).

however, that the LPP, together with the Liquidity Event Feature, is functionally equivalent to securities that meet Rule 2a-7's maturity and quality conditions. More specifically, you assert that the LPP and Liquidity Event Feature are similar to the preferred stock and liquidity feature described in a 2002 no-action letter, *Merrill Lynch Investment Managers*, SEC Staff No-Action Letter (May 10, 2002) (the "Merrill Lynch Letter"). You state that a Money Market Fund could rely on the staff's no-action assurances in the Merrill Lynch Letter in all material respects except that the Liquidity Event Feature differs from the liquidity feature in the Merrill Lynch Letter in two respects: the Liquidity Event Feature will not be exercisable upon a failure by a Fund to make a scheduled payment of dividends or redemption proceeds of the LPP, or a failure by a Fund to make scheduled payments of the required liquidation preference plus accumulated dividends, whether or not earned or declared (the "Non-Payment Triggers"). Thus, unlike the liquidity feature described in the Merrill Lynch Letter, the Liquidity Provider only would be obligated to unconditionally purchase all LPP subject to sell orders that have not been matched with purchase orders in a remarketing.[12]

You argue that the Non-Payment Triggers are not necessary because at worst a Fund's failure to make a dividend or redemption payment would require the Money Market Fund to wait six days until the next scheduled remarketing to sell its shares, when it would be entitled to the liquidation preference of the shares plus any accumulated and unpaid dividends. You argue that the absence of the Non-Payment Triggers would not have any material adverse impact on Money Market Funds.

B. Redeemable Securities

Section 2(a)(32) of the Investment Company Act defines "redeemable security" as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled ... to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." Under Section 5(a) of the Investment Company Act, an open-end company is defined as a management company that is "offering for sale or has outstanding any redeemable security of which it is the issuer," and a closed-end company is defined as "any management company other than an open-end company." Thus, if the LPP were redeemable securities, then any Fund issuing LPP would be an open-end company and not a closed-end company.

You assert that the LPP should not be considered redeemable securities based on the plain wording of Section 2(a)(32) because of the Liquidity Event Feature or the EVC Put. The Liquidity Provider is required to purchase LPP in a remarketing if there are insufficient purchase

12 Your letter includes some additional provisions that may be negotiated between the Funds and the Liquidity Providers, providing additional protections for the Liquidity Providers. See supra notes 6-8 and accompanying text. Because these conditions would not affect the Liquidity Providers' obligations to the Money Market Funds, however, these provisions are not relevant to the analysis of whether a Money Market Fund's acquisition of LPP would be consistent with the conditions in Rule 2a-7.

orders to fill sell orders. Although the Liquidity Provider could be considered a "person designated by the issuer" within the meaning of Section 2(a)(32) for purposes of paying liquidation amounts to an investor selling its LPP, the amounts are not paid from a Fund's "current net assets" but rather from the Liquidity Provider's assets. You also assert that, as with the Liquidity Event Feature, exercise of the EVC Put entails payment from EVC's assets rather than from a Fund's "current net assets."

You concede that exercise of the Fund Put would result in a payment from a Fund's current net assets of a proportionate share of such assets to the Liquidity Provider. You argue, however, that a Fund Put would not make the LPP a redeemable security because it involves substantial restrictions on transfer. This put right can be exercised only if a Liquidity Event has occurred and only if the Liquidity Provider has been unable, after a period of at least three months, to sell LPP it has been required to purchase as a result of a Liquidity Event. In support of your argument, you cite to two no-action letters: *Nebraska Higher Education Loan Program, Inc.*, SEC Staff No-Action Letter (Apr. 3, 1998) and *California Dentists' Guild Real Estate Mortgage Fund II*, SEC Staff No-Action Letter (Jan. 4, 1990). In these letters, the staff considered whether a security is a redeemable security in the context of the exception in Rule 3a-7 and the exclusion in Section 3(c)(5)(C), respectively, from the definition of investment company under the Investment Company Act.[13]

You explain that in *Nebraska*, the loan program issued three series of variable rate demand bonds to finance the purchase of student loans from originating lenders. Bondholders were permitted to tender the bonds weekly to a paying agent unaffiliated with the issuer that would pay for the tendered bonds using the proceeds from remarketing the tendered bonds or, if the remarketing was unsuccessful, from the sale of the tendered bonds to Sallie Mae. For the first series, the issuer was required to purchase the bonds acquired by Sallie Mae as the liquidity provider if Sallie Mae had held such bonds for no less than three years and failed to sell them in a remarketing during that period. For the second series, the issuer was required to purchase the bonds acquired by Sallie Mae if Sallie Mae had held such bonds for no less than two weeks and failed to sell them in a remarketing during that period. For the third series, the required holding period was thirty days. The staff took the position that the bonds subject to the three-year holding period requirement were not redeemable securities for purposes of Section 2(a)(32) and Rule 3a-7 because the holding period was sufficiently restrictive. The staff, however, was unable to conclude that the bonds subject to a two-week or thirty-day holding period were not redeemable securities. You indicate that in *California Dentists* the staff used a similar approach

13 Rule 3a-7 conditionally excepts from the definition of investment company an issuer that "does not issue redeemable securities" and that "is engaged in the business of purchasing, or otherwise acquiring, and holding" financial assets that by their terms convert into cash within a finite time period. Section 3(c)(5)(C) of the Investment Company Act provides an exclusion from the definition of investment company for an issuer that is not engaged in the business of, among other things, "issuing redeemable securities" and that is primarily engaged in "purchasing or otherwise acquiring mortgages and other liens on and interest in real estate."

in concluding that the restrictions on investor withdrawal rights would not cause the securities to be considered redeemable securities for purposes of Sections 2(a)(32) and 3(c)(5)(C).

You conclude that the LPP is not a redeemable security because of the Liquidity Event Feature or the EVC Put under the plain wording of Section 2(a)(32). You also conclude that the LPP is not a redeemable security because the exercise of the Fund Put is subject to significant restrictions similar to those in *Nebraska*. We agree.

C. Tender Offer

The Division of Corporation Finance believes that the offers to purchase LPP pursuant to the Liquidity Event Feature may constitute a tender offer subject to Sections 13(e), 14(d) and 14(e) of the Exchange Act, and Rule 13e-4 and Regulations 14D and 14E. Nevertheless, based upon your opinion that offers to purchase LPP pursuant to the Liquidity Event Feature do not constitute a tender offer, as well as the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action if such offers are conducted without complying with Rule 13e-4 and Regulations 14D and 14E.

In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others, described in your letter:

- at the time of initial issuance and each remarketing, the Funds and the Liquidity Provider will make all offers and sales of LPP and any related security pursuant to an effective registration statement or in reliance on an available exemption from such requirements under the Securities Act of 1933 (the "Securities Act");[14]
- the terms and conditions of the Liquidity Event Feature are fixed and will apply to each remarketing;
- the Liquidity Event Feature is open to all LPP holders;
- the Liquidity Provider will purchase all LPP at a price equal to the $25,000 per share liquidation preference plus accumulated but unpaid dividends;
- an offering memorandum, as described in your letter, will be delivered on every remarketing date;
- any offering memorandum that is provided to investors will describe the operation of the Liquidity Event Feature and explain in detail how a Non-Clearing Remarketing, as described in your letter, will impact the dividend rate;

14 The staff of the Division of Corporation Finance notes that the Funds and the Liquidity Provider intend to sell LPP and any related security only to Qualified Institutional Buyers as defined in Rule 144A under the Securities Act. The staff also notes that all secondary market sales by LPP holders would occur through a remarketing process (as described above) in transactions that are exempt from the registration requirements under the Securities Act.

- in the event of a Non-Clearing Remarketing, the Paying Agent, as described in your letter, will issue a notice to LPP holders;
- the Liquidity Provider is required to sell all LPP that it holds, as a result of being required to purchase LPP to prevent a Non-Clearing Remarketing, at the next remarketing with no right to hold the LPP at a particular dividend rate;
- LPP holders other than the Liquidity Provider will have the ability to revoke their notice to participate in a remarketing until one business day prior to the remarketing date;
- the Liquidity Provider must sell at the rate set by the remarketing agent pursuant to the terms of the LPP and By-laws;
- payment for the LPP will occur promptly;
- neither the Liquidity Provider nor the Funds will take any steps to encourage or discourage holders of the LPP from triggering a Liquidity Event Feature; and
- in the event that the Liquidity Agreement will not be renewed, will otherwise be terminated or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LPP will be notified by the Paying Agent at least two remarketings in advance of such event.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Eaton Vance, the Liquidity Provider and the remarketing agent. The Division of Corporation Finance expresses no view with respect to any other questions that the Liquidity Event Feature may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws to, the purchase of the LPP and conduct of your remarketing, as described in your letter.

III. Conclusions

Based on the facts and representations set forth in your letter, the Division of Investment Management would not recommend that the Commission take any enforcement action under Sections 34(b) or 35(d) of the Investment Company Act or Rule 22c-1 thereunder against Money Market Funds if they purchase the LPP, as described in your letter, provided that such Money Market Funds otherwise comply with the conditions of Rule 2a-7. This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented.

Further, based on the facts and representations set forth in your letter, and without necessarily agreeing with your analysis, the Division of Investment Management concurs that the Liquidity Event Feature, EVC Put and Fund Put features of the LPP will not cause the LPP to be redeemable securities under Section 2(a)(32) of the Investment Company Act.

Finally, based on the facts and representations set forth in your letter, and without necessarily agreeing with your analysis, the Division of Corporation Finance will not recommend that the

Commission take enforcement action if the offers as described in your letter are conducted without complying with Rule 13e-4 and Regulations 14D and 14E.

Because these positions are based upon the representations made to the Divisions in your letter, any different facts or representations may require a different conclusion.

Douglas Scheidt
Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management

Michele M. Anderson
Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Frederick S. Marius
Chief Legal Officer
Eaton Vance Management
255 State Street
Boston, MA 02109

Mark P. Goshko
Kirkpatrick & Lockhart Preston Gates Ellis LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950
www.klgates.com

June 12, 2008

Investment Company Act of 1940, as amended
Rule 2a-7
Section 2(a)(32)
Section 34(b)
Section 35(d)
Rule 22c-1
Section 5(a)

Securities Exchange Act of 1934, as amended
Sections 13(e) and 14(d) and Rule 13(e)-4 and Regulations 14D and 14E

Douglas Scheidt
Office of Chief Counsel
Division of Investment Management

Michele Anderson
Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Eaton Vance Management

Ladies and Gentlemen:

On behalf of Eaton Vance Management and its affiliates ("Eaton Vance"), and closed-end investment companies for which Eaton Vance currently serves as investment adviser (each a "Fund" and collectively the "Funds")[i], we hereby request that the staff of the Division of Investment Management and the staff of the Division of Corporation Finance, as applicable (together, the "Staff"), advise us that it will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 34(b) or 35(d) of the Investment Company Act (the "1940 Act") or Rule 22c-1 thereunder against funds operating as money market funds in reliance on Rule 2a-7 under the 1940 Act, if they purchase certain preferred shares issued by the Funds, as described more fully below (the "Money Market Fund Issue").[ii]

We also request that the Staff confirm our view that if the Funds issue certain preferred shares subject to purchase in certain circumstances by a third-party liquidity provider and puttable by such liquidity provider to an affiliate of the Funds or the Funds themselves in certain circumstances, as described more fully below such preferred shares are not redeemable securities under Section 2(a)(32) of the 1940 Act (the "Redeemable Security Issue")and the Funds therefore remain closed-end funds.[iii]

Finally, we also request that the Staff confirm that Sections 13(e) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13e-4 and Regulations 14D and 14E thereunder would not be applicable to the Funds, the third-party liquidity provider or any other third party in connection with the purchases of preferred shares that are not otherwise sold in remarketing processes as described more fully below. In the alternative, to the extent that the purchases of preferred shares that are not otherwise sold in remarketing processes might constitute a tender offer, we hereby request the Staff advise us that it will not recommend that the Commission take enforcement action under Sections 13(e) and 14(d) of the Exchange Act and Rule 13e-4 under the Exchange Act, and Regulations 14D and 14E under the Exchange Act. These issues relating to the tender offer rules are referred to herein as the "Tender Offer Issues."

We note that on May 19, 2008 the undersigned filed with the Staff an initial letter requesting relief with respect to the foregoing matters. This letter supersedes in all respects that initial letter and by submission of this letter the undersigned hereby withdraws such initial letter.

FACTS

I. Current Auction Market Conditions

Since mid-February of this year, the normal functioning of the auction markets for certain types of "auction-rate securities" in the U.S. has been disrupted and has experienced ongoing "failed" auctions resulting in investment illiquidity for holders of these securities. A number of Eaton Vance closed-end funds have outstanding series of Auction Preferred Shares ("APS") which have also experienced ongoing "failed" auctions.

Eaton Vance believes that the current disruption in the auction rate securities market imposes significant hardship on APS holders who need access to liquidity. In light of these concerns and in an effort to create a more stable long-term market for preferred shares of closed-end funds, Eaton Vance is considering a new type of remarketed preferred shares called Liquidity Protected Preferred shares ("LPP") intended to be eligible for purchase by money market funds.[iv]

II. The Funds

The Funds include both diversified and non-diversified closed-end management investment companies. The Funds pursue a variety of investment strategies, which involve, among other things, floating-rate debt instruments, equity securities and tax-exempt municipal debt obligations. As a result, the Funds' portfolios are comprised of differing investment mixes, each suited to each Fund's particular investment objective and policies.

Each of the Funds has issued one or more series of APS, thereby creating leverage for the benefit of the common shares of the Funds. The APS pay dividends that are adjusted over relatively short periods of time and are rated by one or more nationally recognized statistical rating organizations ("NRSROs") and typically contain terms requiring a Fund's portfolio to meet prescribed quality and coverage standards while the APS are outstanding. The proceeds of APS offerings were invested in accordance with each Fund's investment objectives, seeking to enhance income for the common shareholders.

III. Benefits of Preferred Shares as Form of Closed-End Fund Leverage

For closed-end investment companies, preferred shares are a unique form of leverage that provides certain benefits not available from other types of leverage. Because preferred shares constitute a form of equity, under the 1940 Act a closed-end fund is permitted to leverage to a greater extent than possible with debt. In this regard, the 1940 Act requires 2- to-1 asset coverage of preferred shares and 3-to-1 asset coverage of debt. In addition, preferred shares of tax-exempt funds pay tax-exempt dividends, while the interest that such funds pay on debt is not tax-exempt. Finally, preferred shares are a "perpetual" form of financing without a fixed-term or the ability to be put back to the fund by holders.[v] As a result, they provide greater certainty that leverage can be maintained on favorable terms over longer-term time periods than other forms of financing.

It is unclear, but we believe highly unlikely, that the existing auction markets for outstanding preferred shares of closed-end funds will resume normal functioning in the near term. Eaton Vance believes that the creation of a new type of preferred class of shares that has liquidity embedded in its structure could provide a functioning type of preferred leverage. In this regard, Eaton Vance believes that liquidity embedded preferred shares that provide certain liquidity every seven days is a structure that would be attractive to money market investment companies. Because auction market preferred stock was not an "Eligible Security" under Rule 2a-7, money market investment companies could not purchase preferred shares of closed-end funds, thereby eliminating a large market for such shares. If a liquidity protected form of preferred shares were available to money market investors, Eaton Vance believes that closed-end funds could issue such shares and redeem existing APS that have lost liquidity, with the new shares at potentially materially lower cost to the Funds than the current APS maximum rates. Eaton Vance believes that its Liquidity Protected Preferred shares provide such a solution.

IV. Description of LPP

A. OFFERING AND SALE OF LPP AND ANY RELATED SECURITY

The Funds propose to offer LPP to supplement or replace the existing APS.[vi] The LPP would have a liquidation preference equal to $25,000 per share, plus accumulated but unpaid dividends, whether or not earned or declared. The LPP will receive long-term preferred stock rating and a short-term debt rating (based upon the Liquidity Event Feature as described below) in one of the two highest rating categories from one or more NRSROs. Like APS,·the LPP could be issued in one or more separate series in order to facilitate trading in the remarketing process.

The initial distribution of the LPP (and any related security) may occur in one of two manners. First, the Funds (and the Liquidity Provider) may offer and sell the LPP (and any related security) pursuant to Section 4(2) under the Securities Act of 1933 (the "Securities Act") to one or more broker-dealers ("Initial Purchasers"), at an agreed upon discount from the offering price. Such Initial Purchasers would then immediately resell the LPP (and related security) at the offering price to "qualified institutional buyers" ("QIBs"). Alternatively, the Fund (and the Liquidity Provider) may offer and sell LPP (and any related security) directly to QIBs. In such case, placement agents may be involved in the sales on an agency basis and would receive an agreed upon offering concession. As a result, there will not be a public offering of the LPP or any related securities and therefore neither the Fund nor the Liquidity Provider is requesting and does not seek Staff guidance or relief under the Securities Act.

All secondary market sales by securities holders would occur through a remarketing process (as described below) in transactions that are exempt from the registration requirements under the Securities Act. In connection with each Remarketing of the LPP and any related securities, both the Fund and the Liquidity Provider will comply with the registration requirements of the Securities Act or rely upon an available exemption from such requirements. Because we intend to sell to QIBs only, LPP and any related securities may only be sold to QIBs who make appropriate representations as to their QIB status. There is currently no intention for the Funds to file "shelf" registration statements with the Commission that would permit sales to other types of investors and accordingly we are not asking the Staff to consider issues related to registered LPP and any related securities.

The LPP and any related securities will not be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered securities association and the LPP and any related securities will not be subject to Section 12(g) of the Exchange Act and the Funds will not have a reporting obligations under Section 15(d) of the Exchange Act.

B. REMARKETING PROCESS AND PROCEDURES

Process. The dividend period for the LPP will be seven days. A dividend payment will be made at the end of each period and the dividend rate for the next succeeding period will be set in a remarketing process administered by broker-dealers acting as remarketing agents. Remarketing is expected to be the primary, and likely the only, means by which LPP may be bought or sold. Following pre-determined procedures, the remarketing agent(s) will set dividend rates on the LPP based upon canvassing of the potential market buyers of shares. The remarketing process will take place over a short period, typically expected to be three days. After providing a preliminary notice of the likely dividend rate, the remarketing agent(s) will solicit existing holders and potential buyers for indications of interest. It will then match up buyers and sellers at the lowest possible dividend rate. LPP holders will have the ability to submit, withdraw and re-submit orders to the Remarketing Agent up to the order deadline on any given remarketing date. The LPP will trade in a remarketing pursuant to which the LPP will only be sold at a price equal to their $25,000 per share liquidation preference plus accumulated and unpaid dividends.

Under normal circumstances, the dividend rate in each remarketing will be set as the lowest possible rate at which all the LPP would be either held or bought after matching up sell, bid and buy orders. Upon each dividend-rate adjustment shares of the LPP are reasonably expected by the Fund to have a market value that approximates their amortized cost. All orders to buy and sell LPP in any Remarketing will be subject to a cap rate (the "Boundary Rate"). The Boundary Rate will not be a fixed amount. Rather, the Boundary Rate will be set as either (a) a specified reference interest rate (e.g., 2 month LIBOR) plus a specified number of basis points or (b) a specified percentage of a specified referenced interest rate (e.g., X percent time 2 month LIBOR). Accordingly, the Boundary Rate will automatically adjust over time with movements in the reference interest rate. Under certain circumstances, the Boundary Rate will be increased as a result of Liquidity Events as described below (the "Raised Boundary Rate"). Such increase will also be expressed as incremental amounts in either basis points or as a percentage over the initial reference interest rate. The Funds will seek to establish an initial Boundary Rate that they believe based upon market information will be attractive to potential investors both initially and on an ongoing basis.

The LPP are designed to trade in a remarketing process because Eaton Vance believes that this type of process is similar to the trading process for other types of money market fund investments and, accordingly, this will likely be familiar and attractive to money market funds. However, we believe that preferred shares traded in an auction process similar to that in which most closed-end auction rate preferred shares trade, but that have liquidity protection features substantially similar to the LPP, would present essentially the same considerations regarding the issues addressed in this letter, would be subject to the same analysis and conclusions and could rely on the relief requested herein.

Procedures. A Fund will retain one or more financial institutions to act as the remarketing agent(s) (the "Remarketing Agent") in connection with the remarketing of the LPP for holders of the LPP. The Fund will retain a paying agent ("Paying Agent") that will be responsible for recordkeeping of the LPP holders, either directly or through The Depository Trust Company ("DTC") as the securities depository of the LPP, and receiving payments from buyers of the LPP and paying the purchase price to sellers of the LPP. The Fund may retain a separate Remarketing Agent and Paying Agent or the Remarketing Agent may serve as the Paying Agent and/or perform the functions of a Paying Agent. The Remarketing Agent will remarket the LPP every seven days at a price sufficient to raise proceeds equal to the liquidation value of the LPP to be remarketed. Within three days of the remarketing, the Paying Agent will receive proceeds from buyers of the LPP and remit such proceeds to holders of the LPP participating in the remarketing. The Fund will not directly receive any proceeds from the remarketing of the LPP.

<u>Election to Opt-In to Remarketing</u>. If a LPP holder wishes to participate in a remarketing, they have the right to elect to have their LPP remarketed by sending a notice ("Notice to Opt in to Remarketing") to the Paying Agent, prior to 4:00 p.m., New York City time, on the business day prior to the remarketing date. Notices will be deemed revocable up until 3:30 p.m. on the

business day prior to the remarketing date. In the Notice to Opt In to Remarketing, the LPP holder must provide the number of shares of LPP to have remarketed and whether they intend to hold the LPP if the dividend reset rate is at or higher than a particular rate.

Dividend Reset Rate of the LPP. If there is a successful remarketing on each remarketing date (*i.e.* the Remarketing Agent has buyers for all opt-in shares equal to or less than the then current Boundary Rate, as defined by the Fund's by-laws), the interest rate paid on the LPP for the next seven days (the "Reset Rate") will be reset by the Remarketing Agent(s) on the remarketing date, and will become effective on that date for all LPP, including those not participating in the remarketing. If a remarketing results in a Non-Clearing Remarketing (as described below) the Reset Rate will be reset to the Boundary Rate as stated in the Fund's by-laws. If the Liquidity Provider (as defined below in Section IV C) is obligated to purchase greater than a particular percent of the LPP outstanding, then the Boundary Rate will increase with each successive Non-Clearing Remarketing that the Liquidity Provider holds more than a specified amount of the total LPP outstanding, as defined in the Fund's by-laws. The Liquidity Provider will be obligated to sell the full number of LPP held by the Liquidity Provider at any clearing rate at each remarketing. The Boundary Rate will revert to the initial Boundary Rate with each successful remarketing and the Reset Rate will be the Clearing Rate for the Remarketing.

By approximately 4:30 p.m., New York City time, on the remarketing date, the Remarketing Agent(s) will notify the Fund, the Paying Agent and the LPP holders (through the Paying Agent either directly or through DTC) of the Reset Rate on the LPP. The Paying Agent or the Fund may also publish such information on its website.

Rights of Holders of LPP in Event of a Non-Clearing Remarketing. If, by 4:00 p.m., New York City time, on the remarketing date, the Remarketing Agents are unable to remarket all LPP for which a Notice to Opt In to the remarketing has been delivered to the Paying Agent, a "Non-Clearing Remarketing" will have occurred.

If a Non-Clearing Remarketing occurs on the remarketing date, the Liquidity Provider will unconditionally purchase any and all LPP not sold in the remarketing. The Remarketing Agent will notify the Liquidity Provider as to the number of LPP purchased by the Liquidity Provider by 4:30 p.m., New York City time, on the remarketing date, and will notify all other parties as noted above as to the Boundary Rate, as determined above. LPP holders will be deemed to have exercised their right to require the Liquidity Provider to purchase any non-remarketed holder's LPP by initially Opting-In to the remarketing.

The Paying Agent (either directly or through DTC), will issue a notice of a Non-Clearing Remarketing to LPP holders and may publish such notice on either the Paying Agent's or the Fund's website. Such notice will state the percentage of LPP that the Liquidity Provider purchased in the remarketing, the percentage of the total LPP issue held by the Liquidity Provider and the Reset Rate paid on the LPP. Furthermore, the notice will contain a number of weeks of historical record of the most recent remarketing events, including whether there was a Liquidity Event during that period and the percentage of LPP that the Liquidity Provider purchased in those historical remarketings. Potential buyers in the next remarketing will also be provided such information.

C. THE LIQUIDITY EVENT FEATURE

Pursuant to an agreement (the "Liquidity Agreement") between a Fund and a third party ("Liquidity Provider"), the Liquidity Provider contractually will be obligated to unconditionally accept all LPP subject to sell orders in a remarketing that have not been matched with purchase orders (a "Liquidity Event" or otherwise referred to as the "Liquidity Event Feature"). In consideration of Rule 2a-7(a)(10)(iii)(A), prior to entering into the Liquidity Agreement, the Liquidity Provider will have received a short-term rating with respect to a class of debt obligations comparable in priority and security to the Liquidity Event Feature in one of the two highest short-term rating categories by the requisite NRSROs.

As a result of the Liquidity Agreement, all sell orders in any remarketing will be executed and any holder wishing to sell its holdings of LPP will be able to do so. Like all other LPP sold in a remarketing, the LPP purchased by the Liquidity Provider will be bought at a price equal to the $25,000 per share LPP liquidation preference plus accumulated but unpaid dividends, whether or not earned or declared. Bid orders in which an existing holder desires to sell only if the dividend rate is below a specified level will normally not be executed since the dividend rate resulting from a Liquidity Event will always be higher than this specified level because such dividend rate will be at least equal to the then current Boundary Rate.

It is possible that a Remarketing Agent will also serve as the Liquidity Provider. However, if the Remarketing Agent is different than the Liquidity Provider, the Remarketing Agent will notify the Fund and the Liquidity Provider if, prior to a remarketing, a Liquidity Event is anticipated. Upon completion of the remarketing, the Liquidity Provider will accept unsold shares, as set forth above, to prevent a failed remarketing and assure a seller (including a money market fund) liquidity in the LPP. Neither the Liquidity Provider nor the Fund will take any steps to encourage or discourage holders of the LPP from triggering a Liquidity Event Feature.

The Liquidity Provider will not have the ability to influence the Reset Rate in any clearing remarketing. Pursuant to the terms of the Liquidity Agreement and consistent with the terms of the Fund's by-laws, to the extent the Liquidity Provider holds LPP as a result of being required to purchase LPP to prevent a Non-Clearing Remarketing, the Liquidity Provider will be required to sell all LPP it holds in the next remarketing. The Liquidity Provider must opt-in all such LPP at the next remarketing with no right to hold the LPP at a particular Reset Rate. As a result, the Reset Rate is set independent of the Liquidity Provider's obligation to sell in the remarketing. If in a remarketing in which the Liquidity Provider opts-In and it is required to purchase LPP in order to prevent a Non-Clearing Remarketing, then the dividend rate will be the Boundary Rate or the Raised Boundary Rate and all LPP holders including the Liquidity Provider will receive this dividend rate. As discussed above, the Boundary Rate and the Raised Boundary Rate are established in accordance with the terms of the Fund's by-laws.

Impact of Liquidity Event on Dividend Rates. If upon any given Liquidity Event the Liquidity Provider is required to purchase less than fifty percent, or some other percent as mutually agreed with the Liquidity Provider, ("the Trigger Percent") of the shares in the remarketing, then the dividend rate for the next dividend period will be the Boundary Rate for the remarketing in which the Liquidity Event occurred with no increase in the Boundary Rate applicable to the next remarketing. However, if the Liquidity Provider is required to purchase more than the Trigger Percent of the shares in a particular remarketing, the dividend rate will be the Boundary Rate plus an additional pre-determined percentage above the last Boundary Rate (the "Raised Boundary Rate"). If upon subsequent remarketings the Liquidity Provider must continue to purchase greater than the Trigger Percent of the shares, then the dividend rate will be the Boundary Rate plus an increasing Raised Boundary Rate up to a specified maximum possible Boundary Rate.

Liquidity Provider Fee. The Fund will pay a bifurcated fee to the Liquidity Provider; one fee on the committed amount of the liquidity facility and a second fee for amounts drawn to purchase LPP pursuant to a Liquidity Event. Accordingly, the Liquidity Provider will receive an overall higher fee to the extent that the liquidity facility is utilized. This fee will be accrued daily and paid monthly in arrears. Other than if a Fund Put Agreement (as defined below) is entered into, the Funds would have no obligation to the Liquidity Provider to repurchase shares from the Liquidity Provider. However, the Liquidity Provider will have all rights of a LPP holder to the extent it holds LPP.

Termination/Replacement of Liquidity Agreement. In the event that the Liquidity Agreement will not be renewed, will otherwise be terminated or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LPP will be notified by the Paying Agent (either directly or through DTC) at least two remarketings in advance of such event and they should reconsider whether to opt-in to the next remarketing. Such information may also be published on either the Paying Agent's website or the Fund's website. Accordingly, LPP holders will receive adequate notice to ensure that they may place sell orders in remarketings prior to any termination of or change in the Liquidity Provider facility if they so desire. In the event no new Liquidity Provider steps in when a Liquidity Agreement terminates and there are outstanding LPP, then the Reset Rate will be the Boundary Rate on the next remarketing date, which Boundary Rate will continue to increase on each remarketing date as if there had been a Non-Clearing Remarketing where the Liquidity Provider held greater than a specified percent of the outstanding LPP, pursuant to the Fund's by-laws. Notice will be provided to LPP holders as detailed above regarding the failure of the Liquidity Provider to perform its obligations under the Liquidity Provider Agreement. Each Fund represents that the Liquidity Provider will be obligated to adhere to the above termination notice provisions even in the event the Fund, Eaton Vance or an affiliate is in default or has not otherwise performed obligations to the Liquidity Provider, including, without limitation, the failure to pay fees owed to the Liquidity Provider, the failure to make full dividend payments with respect to LPP held by the Liquidity Provider and/or the failure to honor the exercise by the Liquidity Provider of an EVC Put Agreement (as defined below) or a Fund Put Agreement (as defined below). As a result, LPP holders will always have the opportunity to sell their LPP pursuant to the Liquidity

Agreement, if necessary, on at least two occasions subsequent to the receipt of notice of a change in or termination of the Liquidity Agreement.

Liquidity Provider Put Rights. In order to encourage potential Liquidity Providers to provide LPP liquidity in the first instance, Eaton Vance Corp. ("EVC"), the parent company of the Funds' Investment Advisor, will provide the Liquidity Provider with a put to EVC for the first offering of LPP (the "EVC Put Agreement"). The EVC Put Agreement is not expected to be an ongoing feature of the LPP arrangements and will only be offered to the Liquidity Provider of the first Eaton Vance fund and LPP offered. Eaton Vance does not believe that the ongoing requirement for EVC to offer the put right to the Liquidity Provider will be necessary once it is clear that investors will purchase and hold LPP and an active market evolves without Liquidity Events occurring.

The EVC Put Agreement will provide the Liquidity Provider with the right to require EVC to purchase LPP held by the Liquidity Provider in certain circumstances. The precise circumstances triggering the put right are subject to negotiation with a particular Liquidity Provider and could vary. However, the following arrangement is currently contemplated: Starting three months after the effectiveness of the Liquidity Agreement until the end of the Liquidity Provider's first term of 12 months, if the Liquidity Provider owns all outstanding LPP the Liquidity Provider may require EVC to purchase all LPP held by it following written notice at a price per share equal to the liquidation preference. The Liquidity Provider may only exercise this right to require EVC to purchase all outstanding LPP and not some lesser number of LPP. In addition to the foregoing right, upon expiration of the initial term of the Liquidity Agreement, if the Liquidity Provider owns any outstanding LPP the Liquidity Provider may require EVC to purchase all LPP held by it following written notice at a price per share equal to the liquidation preference. Any LPP purchased by EVC pursuant to the EVC Put Agreement would be retired.[vii]

In the alternative, to the extent necessary to attract potential Liquidity Providers, both initially and potentially on a more permanent basis, the Fund may provide a Liquidity Provider with a put to the Fund that issued the LPP held by the Liquidity Provider under certain circumstances (a "Fund Put Agreement"). A Fund Put Agreement would provide the Liquidity Provider with the right to require the Fund to purchase LPP held by the Liquidity Provider after the expiration of a specified period of time. As in the case of the EVC Put Agreement, the precise terms triggering a put right under a Fund Put Agreement would be subject to negotiation with a Liquidity Provider and could vary. However, such put right would be exercisable only upon (i) the expiration of a period of time not less than one year from the effective date of the Liquidity Agreement, and (ii) with respect to any LPP that the Liquidity Provider has held for not less than three consecutive months and unsuccessfully attempted to sell in remarketings. In addition, the period from effectiveness of the Liquidity Agreement to the time at which a put right to the Fund may be exercised and all other aspects of the put right will conform with guidance expected to be provided by the Internal Revenue Service regarding the treatment of a security such as the LLP as an equity rather than a debt security, as discussed below. The Liquidity Provider would only be able to exercise this put right to require the Fund to purchase all LPP held by it following written notice at a price per share equal to the liquidation preference.

Currently, the right of a holder of security upon demand or after a specified period to require the issuer to repurchase the security raises significant concern as to whether such a security can be characterized as equity rather than debt for federal income tax purposes. Accordingly, a Fund will only enter into a Fund Put Agreement if the Internal Revenue Service issues new guidance clarifying with a high degree of certainty that such a feature would not cause the LPP to become taxable as debt rather than equity for federal income tax purposes.

1940 Act and Exchange Act Reporting. The Liquidity Provider and EVC, as applicable, will comply with their reporting obligations as holders of LPP under Section 13(d) and Section 16 of the Exchange Act and Section 30(h) of the 1940 Act, to the extent required as a result of the operation of the Liquidity Event Feature or the Liquidity Agreement.

LEGAL ANALYSIS

I. Money Market Fund Issue: Rule 2a-7 under the 1940 Act

Rule 2a-7 under the 1940 Act generally requires that any investment company holding itself out as a money market fund comply with certain requirements. Among other things, a money market fund must satisfy maturity and quality requirements with respect to the securities in which it invests. For the reasons discussed below, Eaton Vance believes that the LPP should be considered an eligible investment for money market funds under Rule 2a-7.

A. 2002 MERRILL LYNCH NO-ACTION LETTER

In 2002, the Staff issued a no-action letter to Merrill Lynch Investment Managers, L.P. (the "2002 Letter")[viii] to permit investment companies operating under Rule 2a-7 under the 1940 Act ("money market funds") to purchase preferred shares issued by registered closed-end investment companies that included a demand feature ("2002 Instrument"). Under the 2002 Letter, pursuant to agreements between the issuers and an unaffiliated liquidity provider, holders of the preferred shares would have a right to sell their preferred shares to an unaffiliated liquidity provider for their liquidation preference plus any accumulated dividends, whether or not earned or declared. The demand feature at issue in the 2002 Letter was exercisable upon: (i) a failed auction or remarketing; (ii) a failure by an issuer to make a scheduled payment of dividends or redemption proceeds of the preferred shares; or (iii) a failure by an issuer to make scheduled payments of the required liquidation amounts, in each case at the liquidation preference plus accumulated dividends, whether or not earned or declared.

Eaton Vance seeks clarification from the Staff that the creation of the LPP with only a single liquidity event trigger that operates to prevent a failed remarketing, as described in detail above, would also be eligible for purchase by money market funds under Rule 2a-7. Eaton Vance believes that a single liquidity event trigger should still allow LPP to be deemed an eligible money market fund investment. As discussed below, the LPP has a single liquidity event trigger because the additional triggers of the 2002 Instrument could limit the pool of potential liquidity providers, pose a significant impediment to the implementation of LPP, could result in higher fees to providers of liquidity and there are no material additional protections afforded investors by requiring the additional triggers.

B. ADDITIONAL LIQUIDITY TRIGGERS ARE NOT PRACTICABLE

Eaton Vance seeks to create a LPP with a single liquidity event trigger in which the Liquidity Provider would be unconditionally obligated to purchase LLP not otherwise bought in a remarketing. It has been determined by counsel to many potential Liquidity Providers that a liquidity event trigger similar to the 2002 Instrument that covers (i) a failure by an issuer to make a scheduled payment of dividends or redemption proceeds of the preferred shares; or (ii) a failure by an issuer to make scheduled payments of the required liquidation amounts, could be deemed, under the insurance laws of one or more states, to be financial guarantee insurance. For example, under the insurance laws of the state of New York, the definition of "financial guaranty insurance" specifically includes a guarantee to pay, upon proof of financial loss, as a result of the issuer's failure to make a scheduled dividend payment or payment upon liquidation.[ix]

Eaton Vance has been in discussion with major financial institutions, many of which are not insurance companies, interested in potentially acting as Liquidity Providers. We understand that counsel for many of these institutions have advised their clients that as a non-insurance company they could be required to register as an insurance company by becoming liquidity providers in a program that has either or both of the other two liquidity triggers present with the 2002 Instrument. They have suggested that the two triggers create a greater risk that the liquidity feature will be considered financial guarantee insurance, which could require them to be licensed in each state as an insurance company, which is time consuming and costly. Therefore, liquidity event triggers covering these payment defaults will likely severely limit the potential number of financial institutions willing to act as a Liquidity Provider. As discussed below, Eaton Vance believes that the protections afforded by an unconditional liquidity feature every seven days provides substantially the same level of protection required by Rule 2a-7 as those found in the 2002 Letter.

C. DIFFERENCES BETWEEN LPP AND THE 2002 INSTRUMENT ARE NOT MATERIAL AND SHOULD NOT AFFECT RULE 2a-7 ELIGIBILITY

Money market funds generally may invest in securities that satisfy, among other things, certain maturity and quality conditions of Rule 2a-7. As in the 2002 Letter, we submit that the LPP combined with the Liquidity Event Feature is the functional equivalent of securities that satisfy the Rule's maturity and quality conditions. Pursuant to the 2002 Letter, the 2002 Instrument met these conditions and we address each of these conditions with respect to the LPP below. We believe that the noted differences between the LPP and the 2002 Instrument are not material and therefore the analysis applied to the 2002 Instruments also should apply to the LPP.

1. *Maturity.*

Rule 2a-7(c)(2) provides that a money market fund generally may not acquire "any instrument with a remaining maturity of greater than 397 days" or maintain "a dollar-weighted average portfolio maturity that exceeds 90 days." As in the 2002 Letter, we believe that the LPP, because of the operation of the Liquidity Event Feature, generally has a maturity of no more than seven days in satisfaction of Paragraph (c)(2) of the Rule.[x] Because the only significant differences between the 2002 Instrument and the LPP for these purposes are that the Liquidity Event Feature has a single trigger (to prevent a failed remarketing) and the liquidity feature operates automatically rather than on the separate initiative of holders, we will address just these narrow points.[xi]

The 2002 Instrument met the maturity guidelines of Rule 2a-7 because it was viewed as a long-term variable rate security subject to a demand feature.[xii] Like the 2002 Instrument, the LPP should also be considered a long-term variable rate security subject to a demand feature because investors wishing to sell LLP are assured that they will be able to do so upon placing a sell order in remarketings that are conducted every seven days.

Like the put feature in the 2002 instrument, the Liquidity Event Feature effectively provides money market funds with maturity protection that is equivalent to that provided by a Demand Feature that complies with all of the conditions of Paragraph (a)(8) of the Rule. Money market funds will have the ability to sell the LPP to the Liquidity Provider at the security's amortized cost, at specified intervals not exceeding 397 calendar days and upon no more than 30 calendar days' notice.

The fact that the LLP do not have additional liquidity triggers does not alter this conclusion regarding maturity. Remarketings will be conducted every seven days and if a money market fund holder wishes to sell LPP it will be able to do so at the required value. Any additional triggers are superfluous and redundant given this fundamental circumstance.

Similarly, the fact that the Liquidity Event Feature operates automatically only serves to bolster the conclusion that the LLP generally has a seven-day maturity. A sell order may be placed every seven days and this provides liquidity and hence a maturity of that duration. We are unable to identify anything in the analysis in the 2002 Letter suggesting that the additional triggers present there were critical to the determination that the maturity requirements were satisfied. Rather, the ability of a holder to put the 2002 Instrument to a liquidity provider within a specified short time period following a failed auction was the key element.

2. *Quality*

Paragraph (c)(3) of Rule 2a-7 provides, among other things, that a money market fund shall limit its portfolio investments to dollar-denominated securities that the fund's board determines present minimal credit risks and that are, at the time of acquisition, "Eligible Securities," as defined in Paragraph (a)(10) of the Rule.[xiii] The Staff agreed in the 2002 Letter that the 2002 Instrument should be treated as an Eligible Security because the demand feature: (i) acts as a "Guarantee"; and (ii) is itself an Eligible Security.

As with the 2002 Instrument, the Liquidity Event Feature should similarly be treated as a Guarantee under paragraph (a)(15) of the Rule because it would function as an Unconditional Demand Feature that is not provided by the issuer of the underlying security.[xiv] The Liquidity Event Feature should be treated as "readily exercisable in the event of a default in payment of principal or interest" because holders will be aware of the nonpayment and they will be able to sell their shares to the Liquidity Provider in the next remarketing. No additional action is required by the holder to receive the benefit of the Liquidity Event Feature.

In the 2002 Letter, the Staff agreed that the demand feature of the 2002 Instrument was "readily exercisable" for purposes of Paragraph (a)(26) of the Rule. The fact that the 2002 Instrument had multiple demand triggers did not appear to be the important element in determining that the security was "readily exercisable." Instead, the key was that holders could exercise the demand feature in a relatively short period of time. The Liquidity Event Feature of the LLP is "readily exercisable" because it automatically assures liquidity every seven days if a holder elects to place a sell order. That this happens automatically rather than by separate election to exercise a put is irrelevant. Every sell order is effectively a demand on the Liquidity Provider to purchase LLP to the extent necessary. As with the 2002 Instrument, this "readily exercisable" demand feature functions as a "Guarantee" that brings the LPP functionally within the definition of "Eligible Security."

Finally, as with the 2002 Instrument the Liquidity Event Feature should itself be treated as an "Eligible Security" as defined in Paragraph (a)(10) because (i) it is exercisable, as necessary, in 397 days or less and (ii) will have been issued by a Liquidity Provider that has received the requisite rating with respect to debt obligations of the same priority and security as the Liquidity Event Feature.[xv]

Thus, the quality requirements of Rule 2a-7 will be satisfied on the same basis as in the 2002 Letter because the demand feature: (i) acts as a "Guarantee"; and (ii) is itself an Eligible Security.

D. ADDITIONAL TRIGGERS ARE NOT NECESSARY FOR PROTECTION OF INVESTORS

The additional triggers that are a feature of the 2002 Instrument are not necessary for the protection of investors in LPP. LPP holders will own an instrument that is: (i) rated in the one of the two highest rating categories by at least one nationally recognized statistical rating organization, (ii) issued by a closed-end investment company subject to the regulatory restrictions and investor protections under the 1940 Act, (iii) at all times subject to a 200% asset coverage test under the 1940 Act, (iv) traded in regular seven day remarketings, and (v) protected by a Liquidity Event Feature provided by a Liquidity Provider which has been rated within the two highest short-term debt rating categories.

In the event of a failure of a scheduled dividend or redemption payment to a LPP holder, such holder would have the right to sell its LPP at the next scheduled remarketing if it deems the investment unattractive at such time. Providing a demand feature in the event of a failure to make a scheduled payment does not necessarily provide any materially greater degree of investor protection than an instrument without such features. The payment of the dividend is merely deferred by one week until the next remarketing date. Investors at all times have the right and ability to sell their LPP every seven days because of the Liquidity Event Feature.

We note that no Eaton Vance closed-end fund has ever failed to make a scheduled dividend payment on its APS, or failed to pay the full liquidation value of its APS upon redemption. Furthermore, as industry participants, we are not aware that other closed-end funds have failed to make a scheduled dividend payment or pay out the full liquidation value upon redemption. Thus, the occurrence of these two events is extremely unlikely. Even in the current stressed market environment, those events have not occurred. In addition, the financial penalty for missing dividend payments which will be built into the structure of the LPP is expected to have the commercial effect of strongly discouraging missing any such dividend payments.

In the extreme event that a Fund does fail to make a dividend or redemption payment, the absence of the demand feature in this context would not result in materially adverse consequences to the rights of the holder. At worst, there would be a delay in payment to the holder of the LPP. Thus, if a Fund fails to make a dividend payment (which is typically made on the day after the next remarketing), and the holder determines it is undesirable to continue to hold such shares, the holder must then wait six days until the next scheduled remarketing in which to submit a sell order. Upon selling in the remarketing, the holder is entitled to the full liquidation value of the shares plus any unpaid dividends whether paid by a regular remarketing participant or the Liquidity Provider. While the Liquidity Event Feature in the proposed structure does not function in exactly the same manner as in the 2002 Letter, Eaton Vance believes that there would be no material adverse impact to the holder's rights.

A major concern for a money market fund is the liquidity of the instrument the fund is purchasing. Here, as with the 2002 Instrument, an investor is able to readily trade the LPP in regular seven day remarketings. A money market fund would be able to dispose of its holdings in the remarketing even if there are more sellers than buyers because of the Liquidity Event Feature. In this way, the money market funds preserve their ability to readily dispose of the LPP consistent with the requirements of Rule 2a-7 and its underlying policy concerns.

II. Redeemable Security Issue: Section 5(a) of the 1940 Act

Under Section 5(a) of the 1940 Act, only open-end registered management investment companies may issue redeemable securities.[xvi] We do not believe that the terms of the LPP under which a third-party Liquidity Provider is required to purchase in any remarketing in which sellers outnumber buyers would create a "redeemable security" as that term is defined in Section 2(a)(32). Nor do we believe that Liquidity Provider put rights created under either the EVC Put Agreement or a Fund Put Agreement would create a "redeemable security" within the meaning of Section 2(a)(32).

A. SECTION 2(a)(32) OF THE 1940 ACT

Section 2(a)(32) of the 1940 Act defines "redeemable security" as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

The Staff has stated that it would not consider a security to be a "redeemable security" for purposes of the 1940 Act if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request. Staff Comment Letter, *Crystal River Capital, Inc.* (Jan. 22, 2007), citing *California Dentists' Guild Real Estate Mortgage Fund II* (pub. avail. Jan. 4, 1990). In *California Dentists*, the Staff found that investor withdrawals from an unregistered structure did not create "redeemable securities" due to the restrictions on such withdrawals.

In *Nebraska Higher Education Loan Program, Inc.* (April 3, 1998), the Staff considered whether certain bonds issued by a state scholarship funding company, which had a feature entitling the holder to put the bonds to an un-affiliated third party liquidity provider, were "redeemable securities" for purposes of Rule 3a-7 under the 1940 Act, which exempts issuers of asset-backed securities from regulation under the 1940 Act.

To satisfy an exercise of this demand feature, the third party would use either: (1) the proceeds from remarketing the bonds; or (2) if unable to remarket the bonds at par plus accrued interest, amounts from a liquidity facility under which Sallie Mae would purchase the bonds. For one class of bonds, the third party would continue to remarket the bonds after selling them to Sallie Mae. If the bonds were not remarketed, the issuer would be required to redeem the bonds three years after the termination of the liquidity facility. The Staff found that these bonds were not redeemable securities. The demand features of two other classes of bonds were similar, except that the issuer was required to redeem the bonds shortly after purchase by Sallie Mae (two weeks for one class of bonds and 30 days for the other). The Staff determined that these two classes of bonds were redeemable securities.

B. NONE OF THE LIQUIDITY EVENT FEATURE, THE EVC PUT AGREEMENT OR THE FUND PUT AGREEMENT SHOULD BE DEEMED TO CREATE A REDEEMABLE SECURITY

We believe that the plain language of Section 2(a)(32) excludes the Liquidity Event Feature and the put right created by the EVC Put Agreement from the definition of "redeemable securities." Regarding the Liquidity Event Feature, the Liquidity Provider is required to purchase shares in a remarketing where there are insufficient purchase orders to fill sell orders. Although the Liquidity Provider could be considered a "person designated by the issuer" under Section 2(a)(32) for purposes of paying liquidation amounts to an investor selling its LPP, the amounts are not paid from the Fund's "current net assets, or the cash equivalent thereof." Nor do such amounts represent the investor's "proportionate share" of the Fund's assets. Rather, when an investor tenders LPP to the Liquidity Provider, the amounts the investor receives are paid from the Liquidity Provider's assets, not those of the Fund.

Similarly, although EVC could be considered a "person designated by the issuer" under Section 2(a)(32) for purposes of paying liquidation amounts to an investor selling its LPP in connection with the Liquidity Providers exercise of its put rights under the EVC Put Agreement, these amounts, as in the case of the Liquidity Event Feature itself, are not paid from the Fund's "current net assets, or the cash equivalent thereof." Nor, as in the case of the Liquidity Event Feature, do such amounts represent the investor's "proportionate share" of the Fund's assets. Rather, when the Liquidity Provider tenders LPP to EVC, the amounts it receives are paid from EVC's assets, not those of the Fund.

In addition, consistent with the Staff's position in *California Dentists*, there is a significant restriction on the investor's ability to tender the LPP to the Liquidity Provider, namely that the Liquidity Event feature becomes operative only if there are insufficient purchase orders to fill all sell orders in a remarketing. If a weekly remarketing has sufficient purchase orders to fill all sell orders, than the Liquidity Event feature is not invoked. Similarly, the exercise of the Liquidity Provider put right to EVC could only occur if a number of events in addition to this take place, thus making the restriction on such exercise even more significant than that the already significant restriction inherent in the Liquidity Event feature. Essentially there is a significant restriction imposed on top of a significant restriction.

We believe that the proposed Liquidity Event Feature and the right to put LPP to EVC under the EVC Put Agreement are distinguishable from the puttable bonds discussed in *Nebraska Higher Education*. In *Nebraska Higher Education*, the issuer of the puttable bonds was required to redeem the bonds tendered to the third party, in one case after three years after the termination of the liquidity facility (which the Staff found sufficiently restrictive to deem the bonds not to meet the definition of "redeemable securities"), and in the other cases within one month after tender to the third party (in which cases the Staff considered the bonds to be "redeemable securities"). By contrast, in the present case, the Funds are not under any obligation to redeem LLP held by the Liquidity Provider after a specified period or on demand or to otherwise pay the Liquidity Provider any amounts, except for the Liquidity Provider's negotiated fee for maintaining the support facility and any dividends owed on the LPP held by the Liquidity Provider.

The Liquidity Event Feature and the Liquidity Provider right to put the LPP to EVC under the EVC put Agreement do not meet the definition of "redeemable securities" under Section 2(a)(32) because, upon exercise of the Liquidity Event Feature or the put right to EVC, as applicable, the investor does not receive a proportionate share of the Fund's current net assets. In addition, excluding the Liquidity Event Feature and the Liquidity Provider put right to EVC from the definition of "redeemable securities" is consistent with the Staff's positions both in *California Dentists,* as the Liquidity Event Feature of the LPP is exercisable only after events constituting substantial restrictions on redemption, as well as in *Nebraska Higher Education*, as the Funds have no obligation to redeem the LPP in favor of the Liquidity Provider.

The right of the Liquidity Provider to put the LPP to the Funds under certain circumstances would represent a payment from the Funds' current net assets of a proportionate share of such assets. Therefore, this right is not as clearly excluded from the definition of redeemable security. However, we believe that it nevertheless should still be excluded because it involves substantial restrictions on transfer. This put right is only exercisable after Liquidity Events have occurred and the Liquidity Provider after a significant period of time has been unable to sell shares it has been required to purchase as a result of such Liquidity Events. Accordingly, there are both significant event based restrictions and time based restrictions on the ability to require the Funds to repurchase LPP. We believe that such restrictions are clearly distinguishable from the short-term puttable bonds at issue in *Nebraska Higher Education* and much more similar in their restrictions to the longer-term puttable bonds in that letter that the Staff found sufficiently restrictive to deem not to meet the definition of "redeemable securities."

III. Tender Offer Issues

A. GENERAL

We do not believe that the Liquidity Event Feature is a tender offer, conducted by or on behalf of any of the Liquidity Provider, the Funds or any other party. The tender offer rules were not designed to regulate transactions of this type, and there are no policy reasons for making the tender offer rules applicable to the Liquidity Event Feature. Therefore, we request that the Staff advise us that they will not recommend that the Commission take any enforcement action against the Funds or the Liquidity Providers under Sections 13(e),[xvii] or 14(d)[xviii] of the Exchange Act or Rule 13e-4,[xix] or Regulations 14D[xx] or 14E,[xxi] respectively, promulgated thereunder (collectively, the "Tender Offer Rules") with respect to the purchases of LPP by the Liquidity Providers pursuant to the Liquidity Event Feature.

In the alternative, to the extent that the Liquidity Event Feature might be deemed to constitute a tender offer, we believe that there are additional compelling rationales that form a solid basis for granting no-action relief from the Tender Offer Rules in respect of the Liquidity Event Feature including, (i) the Liquidity Event Feature does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer Rules, (ii) the Liquidity Event Feature will be an inherent term of the LPP and does not pose potential for the type of abuses the Tender Offer Rules were intended to prevent, (iii) the Liquidity Event Feature, in connection with the LPP that qualify as Rule 2a-7 eligible as described in this letter, presents considerations that differ from other types of tender offers, and (iv) the shareholders already have adequate information and would not benefit from the additional disclosure required by the Tender Offer Rules. Therefore, we hereby request that the Staff advise us that it will not recommend that the Commission take any enforcement actions under Sections 13(e) and 14(d) of the Exchange Act and Rule 13e-4, and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Event Feature as described in this letter.

B. TENDER OFFER RULES

The Tender Offer Rules were designed to regulate solicitations of sales of securities to a bidder, most importantly, to curb the abuses inherent in purchases of securities in pressure-filled situations where an offer was only open for a short time and restricted to a limited number of shares. In those circumstances, the Commission was concerned that holders might be led to make uninformed, ill-considered decisions to sell. The Tender Offer Rules attempt to ameliorate the pressure that an offeree is under when the issuer or a bidder has solicited it to sell its securities to the issuer or bidder by ensuring that the offerees receive "full and fair disclosure" and sufficient time "to examine all relevant facts in an effort to reach a decision without being subject to unwarranted pressure."[xxii]

One court has described tender offers and the abuses which the Williams Act was designed to address as follows:

> "The typical tender offer, as described in the Congressional debates, hearings and reports on the Williams Act, consisted of a general, publicized bid by an individual or group to buy shares of a publicly-owned company, the shares of which were traded on a national securities exchange, at a price substantially above the current market price. . . . The offer was usually accompanied by newspaper and other publicity, a time limit for tender of shares in response to it, and a provision fixing a quantity limit on the total number of shares of the target company that would be purchased.
>
> Prior to the Williams Act a tender offeror had no obligation to disclose any information to shareholders when making a bid. . . . The average shareholder, pressured by the fact that the tender offer would be available for only a short time and restricted to a limited number of shares, was forced "with severely limited information, to decide what course of action he should take."[xxiii]

The courts have used the Tender Offer Rules to regulate purchases of securities in pressure-filled situations, not situations like the remarketing processes inherent in the terms of securities like the LPP or the additional liquidity that is provided to investors through pre-existing contractual obligations such as the Liquidity Event Feature. Case law regarding tender offers has primarily focused on situations where bidders have contacted shareholders directly via mail and telephone in an attempt to persuade them to accept an offer,[xxiv] where targets have repurchased securities as defensive measures in hopes of thwarting hostile bids,[xxv] and where companies have rapidly purchased a substantial number of shares of another company in open market transactions or a combination of open market and negotiated transactions.[xxvi] We are not aware of any cases in which courts have applied the Tender Offer Rules to arrangements like the Liquidity Event Feature.

C. APPLICABILITY OF THE TENDER OFFER RULES

The Liquidity Event Feature should not be subject to the Tender Offer Rules for a number of reasons. The Liquidity Event Feature was designed to ensure that the Funds could maintain a liquid market for LPP and that the holders could timely consummate a sale of LPP. The public policy purposes of the Tender Offer Rules—to prohibit fraudulent, manipulative and deceptive practices in tender offers—are not implicated by the Liquidity Event Feature. Each of these reasons is discussed in greater detail below.

1. *The Liquidity Event Feature ensures the holder has liquidity rather than acting as a tender offer*

As previously explained, the Liquidity Event Feature, in conjunction with the terms of the LPP remarketing process, effectively provides the Funds with maturity protection that is equivalent to that provided by a Demand Feature that complies with all of the conditions of Paragraph (a)(8) of Rule 2a-7. The LPP, similar to other auction or remarketed securities, requires a regularly scheduled, periodic, investment decision by the holder of the LPP to participate in the remarketing process. In connection with that investment decision, an LPP holder determines whether or not to sell in the remarketing. In connection with that decision, all sales pursuant to the remarketing would occur at the liquidation preference of the LPP. The Liquidity Event Feature merely ensures that once an LPP holder has determined to sell its LPP in the remarketing, that transaction is consummated in the instance where there are insufficient purchase orders to fill all sell orders.

2. *The Liquidity Provider does not seek influence or control*

In *Wellman v. Dickinson,*[xxvii] the court stated that the underlying purposes of the Tender Offer Rules were to "give protection to shareholders in shifts of corporate control, [and] to require proper disclosure if the shift occurred through a tender offer..."[xxviii] Any acquisition of LPP by a Liquidity Provider through the Liquidity Event Feature would be in connection with providing liquidity for the LPP and any such acquisition would not be with a view to influencing or obtaining control of the relevant Fund. As a practical matter, the Liquidity Provider could not gain control of the Funds because the voting power of the Funds is overwhelmingly vested in the holders of the Funds' respective common shares.[xxix] In addition, we would expect that the Liquidity Provider would in fact prefer not to purchase any of the LPP as the purpose of the Liquidity Event Feature is merely to provide liquidity and not to enable the Liquidity Provider to accumulate ownership of LPP. Following the triggering of the Liquidity Event Feature, remarketings will continue to be conducted at seven day intervals, and the Liquidity Provider will be contractually obligated to use good faith efforts to sell the LPP that it owns through participation in subsequent remarketings.

3. *The Liquidity Event Feature does not put pressure on the LPP holders to sell*

The Liquidity Event Feature does not create any pressure on holders of LPP to sell LPP. The failed remarketing that triggers the Liquidity Event Feature only occurs after the holder has already decided to sell its LPP for a price equal to the liquidation preference of such stock. The Liquidity Event Feature merely facilitates the execution of the holder's sale decision.

The Commission has proposed the use of eight factors in determining whether a transaction has the pressure and other characteristics of transactions that should be regulated as a tender offer.[xxx] The factors serve to identify whether an offer places pressure on shareholders to respond hastily before having had a chance to consider material information and have been used by many courts in their decisions.[xxxi] The courts have, however, stressed that the factors should merely serve as guidance, and not as a definitive test for determining whether a tender offer is present and that the factors not be applied in an overly objective manner that ignores the "economic reality" of the transaction. Even though certain features of the Liquidity Event Feature might be considered to implicate some of the Wellman factors, on balance the Liquidity Event Feature should not be considered a tender offer because it does not result in the type of pressure to decide whether to sell that the Tender Offer Rules were designed to regulate.

The eight factors are:

(1) an active and widespread solicitation of public shareholders for shares of an issuer;

(2) the solicitation is made for a substantial percentage of the issuer's stock;

(3) the offer to purchase is made at a premium over the prevailing market price;

(4) the terms of the offer are firm rather than negotiated;

(5) the offer is contingent on the tender of a fixed minimum number of shares, and, perhaps, subject to the ceiling of a fixed maximum number to be purchased;

(6) the offer is open for only a limited period of time;

(7) the offerees are subject to pressure to sell their stock; and

(8) public announcements of a purchasing program concerning the target company securities.[xxxii]

Courts cite the seventh factor, which asks whether the transaction pressured the offerees into selling their stock, as the "primary characteristic of a tender offer."[xxxiii] The absence of the other factors will often result in a court finding that no pressure was present.[xxxiv] Even courts which have declined to use the eight-factor test have recognized the importance of asking whether the questioned transaction resulted in such pressure on the sellers.[xxxv] The Liquidity Event Feature has exactly the *opposite* effect of putting pressure on the holders of LPP to sell - it guarantees that holders of LPP that have decided to sell in a remarketing will be able to sell their LPP for the liquidation preference, even if the number of purchase orders is insufficient to fill all sell orders. We believe there is no pressure on the holders of LPP to sell to the Liquidity Provider because it is only *after* a seller has chosen to sell *and* a Liquidity Event occurs that the Liquidity Provider would accept LPP. Neither the Fund nor the Liquidity Provider will encourage or discourage holders of LPP to sell LPP and trigger the Liquidity Event Feature. The holder of LPP is indifferent as to whether the purchaser in the remarketing is the Liquidity Provider or someone else. Because the terms of the LPP provide for a seven-day remarketing process, it could be argued that the seven-day period itself pressures the holders to make a hasty decision. All remarketed securities require the holders to make periodic investment decisions, the fact that there is a Liquidity Provider is simply an additional piece of information that will be fully described in the offering memorandum. The decision that an LPP holder is making with respect to the LPP is not a terminating transaction in the sense that they can not get the security back if they sell into a remarketing. Holders can simply participate in the next auction seven days later. As a result, we do not believe that an LPP holder will feel pressure to sell into any particular remarketing process. Even though certain features of the Liquidity Event Feature might implicate some of the other factors, it should not be considered a tender offer since it does not put any pressure on the holders of LPP to sell.

We believe that on balance the Liquidity Event Feature should not be considered to implicate the first factor, that an active and widespread solicitation of public shareholders for shares of an issuer. It could be suggested that there is an active solicitation because the Fund or the Liquidity Provider will deliver an offering memoranda to all holders, and the Liquidity Event

Feature will be available to all holders and shares of LPP. However, while this information will be broadly disseminated to holders of the LPP, these features do not constitute "engaging in an active and widespread solicitation" as such terms have been interpreted by the courts or for the purposes for which the Tender Offer Rules are intended to address.[xxxvi] The mere existence of the Liquidity Event Feature is not a "solicitation" as contemplated by the Tender Offer Rules because it does not operate to persuade a holder of LPP to sell its securities to the Liquidity Provider, it only acts as an additional source of liquidity to support the LPP holder's decision to sell in a particular remarketing. The terms of the Liquidity Event Feature are fixed in advance and only come into operation once the Liquidity Event occurs, which is *after* the holder has decided to sell its LPP in a given remarketing process. Neither the Fund nor the Liquidity Provider will take any steps to encourage or discourage the triggering of a Liquidity Event. Instead, the LPP holder would have made its decision to sell its LPP in the remarketing process, and the Liquidity Event Feature only would operate to ensure the consummation of that decision in the instance in which there are insufficient purchase orders to fill all sell orders.

The second factor, that the solicitation is made for a substantial percentage of the issuer's stock, could be considered to be present, but not in the way that the factors are intended to reach. The Liquidity Provider will purchase all LPP that holders seek to sell, and therefore could result in the acceptance by the Liquidity Provider of all of the outstanding LPP if all of the holders of LPP wanted to sell and there were no purchase orders. However, the Liquidity Provider is not "seeking to acquire a substantial percentage" of the LPP, but is merely allowing all holders to sell their shares and to maintain liquidity in the market. As noted above, the Liquidity Provider would in fact prefer not to purchase any of the LPP and the proposed security includes elements to ensure that the Liquidity Provider will not be required to hold the LPP indefinitely. Therefore, even though this factor might be considered to be present with respect to the LPP, it should not cause the LPP to be subjected to the Tender Offer Rules.

The third factor, that the offering price is made at a premium over the market price for the security, should not be considered to be present. The Liquidity Provider will purchase the LPP for an amount equal to the liquidation preference plus accumulated but unpaid dividends. It is expected that the LPP will only trade at their liquidation preference given the remarketing mechanics, the lack of any other market and the existence of the Liquidity Event Feature. Therefore, the Liquidity Event Feature should not be considered to involve a premium to the market price. However, we recognize that in the absence of the Liquidity Event Feature, there would have been a failed remarketing, the purchase price paid by the Liquidity Provider for the LPP (*i.e.*, the liquidation preference plus accumulated but unpaid dividends) would, in that instance, represent a premium over the market price. However, since the Liquidity Event Feature is designed to ensure that there is not a failed remarketing, we think that the better analysis would be that the Liquidity Event Feature does not involve a premium to the market price within the spirit of the third factor.

The fourth factor, that the terms of the offer are firm rather than negotiated, is present in the sense that the terms of the Liquidity Event Feature are fixed and there is no ability for the holders of LPP to negotiate the price with the Liquidity Provider. These terms were disclosed to the holders prior to their purchases and are described in detail in the offering memorandum. The fixed nature of the Liquidity Event Feature protects holders from unilateral changes in those terms which might be detrimental to the holders. We also believe that the fixed nature of the terms of the Liquidity Event Feature is not relevant for the tender offer analysis because the holder of the LPP determines whether to sell in the remarketing and at what dividend rates he would continue to hold the LPP rather than sell in the remarketing. The Liquidity Event Feature has no impact at all on this decision and only becomes operative in the case where the number of purchase orders is insufficient to fill all of the sell orders. As a result, we believe that the fixed terms of the Liquidity Event Feature should not be controlling in terms of analyzing whether the Liquidity Feature might constitute a tender offer.

The fifth factor, that the offer be contingent on the tender of a fixed number of securities and possibly subject to a fixed maximum number of securities to be purchased should not be applied to the Liquidity Feature. The Liquidity Provider is obligated to purchase any and all LPP that are not otherwise purchased by a remarketing buyer in each remarketing, regardless of how few or how many. Although the Liquidity Provider is required to purchase a fixed number of LPP (*i.e.*, those LPP for which there are no matching bids), we believe that this is not the type of activity that puts pressure on holders to sell.

The sixth factor, that the offer is only open for a limited period of time, is not present given the repetitive nature of remarketings. The LPP, like other auction or remarketed securities, has a remarketing period occurring every seven days, thereby providing continuing liquidity. Holders would have multiple and ongoing opportunities to sell LPP, either in a subsequent remarketing or to the Liquidity Provider upon the failure of a subsequent remarketing. In addition, the Liquidity Event Feature is available at every remarketing and merely ensures that a sell order is filled. Therefore, the Liquidity Event Feature is not open for only a limited period of time relative to the seven-day remarketing period of the LPP. Because of this seven-day remarketing cycle, the Liquidity Event Feature could be seen as being only open for a limited period of time, as to any auction. Since that limited period of time is inherent in the nature of the securities with periodic remarketings, we think that this is not the type of limited period that this factor was trying to measure.

Finally, the eighth factor, that there be public announcements of a purchasing program concerning the target company securities, is not present because neither the issuer nor the Liquidity Provider will engage in any public announcement that a Liquidity Event occurred prior to the acceptance of LPP under the Liquidity Event Feature. The available information regarding the Liquidity Event Feature will be contained in the offering memorandum provided to all investors who purchase the LPP. Because the terms of the Liquidity Event Feature will have been fully disclosed in the offering materials, the terms of the Liquidity Event Feature could be considered to have been publicly announced. However, we believe that the view would be that there is no public announcement of the operation of the Liquidity Event Feature prior to any specific remarketing, since the Liquidity Event Feature only becomes operative as to that remarketing after a Liquidity Event is triggered. We do not think that the disclosure about the existence of the Liquidity Event Feature should be considered the type of public announcement traditionally covered by this factor.

The absence of most of the applicable Wellman factors, including the most significant ones, indicates that there is no pressure being placed on the holders of the LPP to sell their LPP to the Liquidity Provider through the Liquidity Event Feature. In fact, the Liquidity Event Feature is consistently available such that investors are ensured of multiple and ongoing opportunities to sell their shares and would not be pressured into selling for fear of completely missing and opportunity to sell. This is certainly not the type of pressure caused by a sudden, unexpected offer to purchase a security at a high premium, with the possibility that the opportunity may disappear because the offer is limited in size and duration. Therefore, the seventh, and most important, factor, which requires that offerees be pressured to tender their securities, is not present and the Liquidity Event Feature should not be subject to the Tender Offer Rules. To the extent that certain aspects of the Wellman factors might be considered to be present, we think that these factors are not being implicated in the way that the Tender Offer Rules were designed to reach. Therefore, even with the possibility that some of the factors are implicated, we believe that there are a number of compelling reasons why compliance with the Tender Offer Rules is not necessary.

D. ADDITIONAL DISCUSSION REGARDING THE TENDER OFFER RULES

We believe that there are a number of additional compelling rationales, that form a solid basis for granting no-action relief from the Tender Offer Rules in respect of the Liquidity Event Feature. First, the Liquidity Event Feature does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer Rules. Second, as explained above, the Liquidity Event Feature is a term of the security designed to ensure the LPP's sell-side investment decision is consummated and does not pose any of the types of abuses that the Tender Offer Rules were intended to prevent. Third, because of the nature of the seven-day remarketing process for the LPP, the inclusion of the Liquidity Event Feature presents different considerations than other types of transactions that are subject to the Tender Offer Rules. Finally, there would not be material incremental benefit to the holders of the LPP if the procedural protections of the Tender Offer Rules were applied to the Liquidity Event Feature. Therefore, we request that the Staff advise us that it will not recommend that the Commission take any enforcement actions under each of Sections 13(e) and 14(d) of the Exchange Act and Rule 13e-4, and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Event Feature as described in this letter.

1. The Liquidity Event Feature does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of the Tender Offer

The Liquidity Event Feature does not involve any sort of fraudulent, deceptive or manipulative act or practice. The terms of the Liquidity Event Feature are being included to protect the holders of LPP from failed remarketings, not to allow the Liquidity Provider to accumulate the LPP. The terms of the Liquidity Event Feature will be fairly and accurately explained in the offering memorandum for the initial offer and sale of the LPP and for all remarketings. Therefore, the holders of the LPP will be sufficiently informed about the terms of the Liquidity Event Feature such that it cannot constitute a fraudulent act or practice. The

Liquidity Event Feature will only become operative in the limited circumstances in which the purchase orders in a remarketing would otherwise be insufficient to fill those sell orders. Because this limited operation will occur after holders of LPP have previously decided to sell their LPP, the Liquidity Event Feature cannot be considered a deceptive act or practice it does not cause the holders of LPP to do anything, it just ensures that their previously made sell order is filled.

2. The Liquidity Event Feature will be an inherent term of the LPP and does not pose potential for the type of abuses that the Tender Offer Rules were intended to prevent

In the past, the Commission has granted exemptions from the applicable Tender Offer Rules in situations where the term of a security itself might constitute a tender offer but would not result in any of the abuses that the applicable Tender Offer Rules were designed to prevent. For example, relief has been granted with respect to purchases by an issuer of its Liquid Yield Option Notes ("LYONs") pursuant to an "option provision" that was embedded in the terms of the LYONs.[xxxvii] The option provision gave holders the right to require the issuer to repurchase the LYONs at a specified price and at specified times. This information about the repurchase terms was set forth in the registration statement for the LYONs. The Commission found that because the tender offer arose from a term of the security itself, that the investors had adequate information and that investors would not benefit from additional disclosure required by the tender offer rules, as long as the issuer was not encouraging or discouraging holders to put their LYONs to the issuer, the Commission excluded the operation of the put from the applicable tender offer rules. Similarly, where the operation of a warrant exercise period might have constituted a tender offer, the Commission has granted an exemption from the applicable Tender Offer Rules as long as the issuer did not encourage exercise of the warrants.[xxxviii]

The Liquidity Event Feature is similar to the put right in the LYONs and the exercise right in the warrants discussed above in that the Liquidity Event Feature would be embedded features of the LPP, holders would have adequate information about the terms of the security, the Fund and the Liquidity Provider, and the Fund and Liquidity Provider would have no incentive to encourage or discourage holders to sell their securities. Like the LYONs and the warrants discussed above, the operation of the Liquidity Event Feature applicable to LPP will not result in the abuses that the tender offer rules were designed to prevent as long as the issuer was not encouraging or discouraging the security holders from putting their LPP to the issuer.

3. The Liquidity Event Feature involves considerations that are different from other types of tender offers subject to the Tender Offer Rules

In the past, the Staff has recognized that certain types of transactions that constituted tender offers presented considerations that differed from other types of tender offers and therefore did not recommend that the Commission take enforcement action as a result of such considerations. For example, the Staff has stated that it will not recommend that the Commission take enforcement action under Rule 14e-1 if a tender offer for nonconvertible, investment grade debt securities is held open for fewer than 20 business days, provided that (1) offers to purchase any and all nonconvertible debt of a particular class or series; (2) the offer is open to all record and beneficial holders of that class or series of debt; (3) the offer is conducted in a manner designed to afford all record and beneficial holders of that class or series of debt a reasonable opportunity to participate in the tender offer, including dissemination of the offer on an expedited basis in situations where the tender offer is open for a period less than ten calendar days; (4) and is not made in anticipation of or in response to other tender offers for the issuer's securities."[xxxix] The primary purpose of a minimum tender offer period of 20 business days is to prevent tender offers that seek to pressure investors into a hasty decision. Other no action letters related to convertible, investment grade debt provided relief from requiring a 10 day extension for tenders at a fixed spread over U.S. Treasury securities. The rationale behind the relief was that the investment grade bonds typically trade at a spread to the U.S. Treasury securities so the inherent nature of the security presents different considerations from other tenders that necessitate the 10 day extension.

We believe that the decisions to be made by holders of LPP, like those of holders of investment grade debt, are different from the decisions investors face with respect to common stock and do not present similar potential for the abuses that the Tender Offer Rules were designed to prevent. The Tender Offer Rules were designed to make sure investors have adequate information to make a decision, to prevent abuses such as influencing the price of the securities, restricting a holders' ability to change his or her investment decision and not paying for the security in a timely manner.

A. *LPP Investors already have adequate information and would not benefit from the additional disclosure required by the Tender Offer Rules.* Part of the rationale behind the 20 business day tender offer period is that time is necessary for putting information about the offer in the marketplace. In the case of LPP, a decision to hold or sell LPP is not primarily dependent on what the holder knows about the offeror or the terms of the offer, but rather, depends on whether the holder wishes to continue owning the LPP at a particular dividend rate. Except as discussed below, no additional information beyond what is included in the offering memorandum should be needed, as the holder of the LPP already made a decision to sell its LPP. The terms of the Liquidity Event Feature would be determined in advance and explained in the offering memorandum. Holders of the LPP will know that they have the right to put their LPP to the Liquidity Provider upon the occurrence of certain events. As part of the remarketing process, the Remarketing Agent will notify the Fund, the Paying Agent and LPP holders (through the Paying Agent either directly or through DTC) of the Reset Rate by approximately 4:30 pm New York City time on the Remarketing Date. Additionally, in the event of Non-Clearing Remarketing, the Paying Agent (either directly or through DTC), will issue a notice to LPP holders and potential LPP purchasers (and may publish such notice on either the Paying Agent's or the Fund's website) stating: (1) the Boundary Rate or Raised Boundary Rate on LPP, (2) the percentage of the outstanding LPP held by the Liquidity Provider; and (3) the percentage of the outstanding LPP purchased by the Liquidity Provider in the remarketing process. The offering memorandum, which contains all of the material details of the Liquidity Event Feature, will be delivered on every remarketing date (i.e., seven days).

B. No Ability to Influence Rate. The holders and potential purchasers of LPP will continue to get the dividend rate on the LPP. Even though the Liquidity Provider will be obligated to participate in the remarketing process with respect to LPP that it owns as a result of acting as the Liquidity Provider, it can only sell at the rate set by the Remarketing Agent pursuant to the detailed rate setting mechanics set forth in the terms of LPP or at the Boundary Rate or Raised Boundary Rate in accordance with the Fund's by-laws.

C. Holders of LPP Will Have the Ability to Revoke Their Notice to Opt In to Remarketing. As explained earlier, holders who have decided to participate in a remarketing will be required to send a Notice to Opt In To Remarketing to the Paying Agent prior to 4:00 pm, New York City time, on the business day prior to the Remarketing Date. The Notice to Opt In To Remarketing will contain such information as the number of shares of LPP to have remarketed and whether such holder will hold the LPP if the Reset Rate is at or higher than a particular rate. The Notice to Opt In To Remarketing is revocable up until 3:30 pm, New York City time on the business day prior to the Remarketing Date.

D. All Payments With Respect to LPP are Paid Promptly. The Funds will retain a Paying Agent that will be responsible for recordkeeping of the holders of LPP, either directly or through DTC, and receiving payments from purchasers of LPP and paying the sellers of LPP. Within three days of the remarketing, the Paying Agent will receive proceeds from purchasers of LPP and remit such proceeds to holders of LPP participating in the remarketing.

The nature of the LPP, like other auction or remarketed securities, is different from any of the types of securities to which the courts have applied the Tender Offer Rules, given their seven-day remarketing mechanism. The Liquidity Event Feature is intended to ensure that all sell orders are filled, even when the purchase orders would otherwise be insufficient to fill those sell orders. This guarantee of a sale in a remarketing process that is an inherent part of the LPP itself involves fundamentally different considerations than are present in other transactions that are subject to the Tender Offer Rules. Accordingly, relief from the Tender Offer Rules (in particular, from Rule 14e-1(a) to permit a minimum offer period of fewer than 20 business days) is appropriate with respect to the Liquidity Event Feature.

Similar to the investment grade no action letters, the Liquidity Event Feature (1) is available to any and all holders of LPP, (2) is designed to afford all holders the opportunity to participate, including dissemination of all the requisite information about the Liquidity Event Feature which will be included in the offering memorandum, and (3) is designed to allow everyone to participate in the seven-day period. Given the Liquidity Event Feature is inherent in the LPP, the purchase by the Liquidity Provider is not in anticipation of or in response to another party's offer for the issuers securities.

CONCLUSION

Based on the forgoing, we respectfully request that the Staff advise us that it will not recommend any enforcement action with respect to the Money Market Fund Issue, the Redeemable Security Issue or the Tender Offer Issues. In addition, we request that the Staff advise us that it will not recommend that the Commission take any enforcement actions under each of Sections 13(e) and 14(d) of the Exchange Act and Rule 13e-4, and Regulations 14D and 14E, respectively, promulgated thereunder, with respect to the Liquidity Event Feature as described in this letter.

* * *

If you have any further questions concerning this matter, please feel free to contact Mark P. Goshko at 617-261-3163 or Frederick S. Marius at 617-598-8566. If the Staff is unable to concur with the conclusions set forth herein, we would appreciate the opportunity to discuss these matters with the Staff prior to the issuance of its response.

Very truly yours,

Arben Hoti, as Attorney-in-Fact for

Frederick S. Marius, Esq.
Eaton Vance Management

Arben Hoti, as Attorney-in-Fact for

Mark P. Goshko, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP

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[i] The following comprise the current Eaton Vance closed-end funds: Tax-Advantaged Dividend Income Fund, Tax-Advantaged Global Dividend Income Fund, Tax-Advantaged Global Dividend Opportunities Fund, Risk-Managed Diversified Equity Income Fund, Tax-Managed Global Diversified Equity Income Fund, Tax-Managed Diversified Equity Income Fund, Enhanced Equity Income Fund, Enhanced Equity Income Fund II, Tax-Managed Buy-Write Income Fund, Tax-Managed Buy-Write Opportunities Fund, Tax-Managed Global Buy-Write Opportunities Fund, Floating-Rate Income Trust, Senior Floating-Rate Trust, Senior Income Trust, Credit Opportunities Fund, Limited Duration Income Fund, Short Duration Diversified Income Fund, Municipal Income Trust, Insured Municipal Bond Fund, Insured Municipal Bond Fund II, California Municipal Income Trust, Insured California Municipal Bond Fund, Insured California Municipal Bond Fund II, Florida Plus Municipal Income Trust, Insured Florida Plus Municipal Bond Fund, Massachusetts Municipal Income Trust, Insured Massachusetts Municipal Bond Fund, Michigan Municipal Income Trust, Insured Michigan Municipal Bond Fund, New Jersey Municipal Income Trust, Insured New Jersey Municipal Bond Fund, New York Municipal Income Trust, Insured New York Municipal Bond Fund, Insured New York Municipal Bond Fund II, Ohio Municipal Income Trust, Insured Ohio Municipal Bond Fund, Pennsylvania Municipal Income Trust, Insured Pennsylvania Municipal Bond Fund.

[ii] Money market funds that fail to meet certain conditions of Rule 2a-7 (the "Rule") may violate Sections 34(b) and 35(d) of the 1940 Act. See Rule 2a-7(b)(1) and (2). Section 34(b), in pertinent part, makes it unlawful for any person to make any untrue statement of material fact in a registration statement or other document filed pursuant to the 1940 Act. Section 35(d) makes it unlawful for any registered investment company to adopt a name that the Commission finds materially deceptive or misleading, and authorizes the Commission to adopt rules to define such names as are materially deceptive or misleading. Money market funds that do not satisfy all of the conditions of the Rule also may violate Rule 22c-1 under the 1940 Act if they use the amortized cost method, as defined under Rule 2a-7(a)(2), to value their portfolio securities. See Paragraph (c) of the Rule (share price calculations).

[iii] Section 5(a)(2) of the Investment Company of the 1940 Act defines a "closed-end company" as any "management company other than an open-end company." Section 5(a)(1) of the 1940 Act defines "open-end company" as any management company that issues or offers for sale any "redeemable security." Accordingly, a closed-end fund may not issue a "redeemable security," as defined in Section 2(a)(32) of the 1940 Act, and could be subject to enforcement if it did.

[iv] Eaton Vance notes that any changes to the preferred shares structure will be reviewed and approved by the Funds' Board of Trustees.

[v] Preferred shares are subject to both mandatory redemption provisions and voluntary redemption provisions pursuant to the terms of a Fund's by-laws. Therefore, subject to these provisions, such preferred shares could be retired.

[vi] We note that the offering of the LPP will not be an exchange offer, and the Fund's existing auction preferred shares will remain outstanding as a separate series of preferred shares of the Fund in parallel with the LPP.

[vii] The exercise of the EVC Put Agreement would create no obligation for a Fund to redeem its LLP. Any elective redemption of LPP by a Fund will comply with the Fund's by-laws and Rule 23c-2 under the 1940 Act.

[viii] Merrill Lynch Investment Managers, L.P., No-Action Letter (pub. avail. May 10, 2002).

[ix] See Section 6901(a)(1) of the New York Insurance Law, which indicates that financial guaranty insurance includes: "(A) failure of any obligor on or issuer of any debt instrument or other monetary obligation (including equity securities guarantied under a surety bond, insurance policy or indemnity contract) to pay when due to be paid by the obligor or scheduled at the time insured to be received by the holder of the obligation, principal, interest, premium, dividend or purchase price of or on, or other amounts due or payable with respect to, such instrument or obligation, when such failure is the result of a financial default or insolvency or, provided that such payment source is investment grade, any other failure to make payment, regardless of whether such obligation is incurred directly or as guarantor by or on behalf of another obligor that has also defaulted . . ."

[x] In the 2002 Letter, the 2002 Instrument combined with the demand feature was viewed to have a maturity equal to the time from the day after the settlement date for an auction or remarketing to the next settlement date for an auction or remarketing (*i.e.*, seven days).

[xi] Another notable difference between the LPP and the 2002 Instrument is that the long-term preferred stock rating of the 2002 Instrument was in the highest rating category and the LPP may be in one of the two highest rating categories rather than in only the highest category. We do not believe that this difference has any bearing on the issue of maturity and, although different than the 2002 Instrument, satisfies the quality requirements of Rule 2a-7.

[xii] A "Long-Term Variable Rate Security" (*i.e.*, a variable rate security the principal amount of which is not scheduled to be paid within 397 days) subject to a "demand feature" is deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand.

[xiii] Paragraph (a)(10) of the Rule generally defines an "Eligible Security" as a "Rated Security" with a remaining maturity of 397 calendar days or less that has received a rating from "the Requisite NRSROs in one of the two highest short-term rating categories...." Paragraph (a)(19)(ii) of the Rule, in turn, generally defines a "Rated Security" as: "[A] security [that] is subject to a Guarantee that has received a short-term rating from an NRSRO, or a Guarantee issued by a guarantor that has received a short-term rating from an NRSRO with respect to a class of debt obligations. . .that is comparable in priority and security with the Guarantee. . ."

[xiv] Paragraph (a)(15) of the Rule defines a "Guarantee" to include an "Unconditional Demand Feature" that is not provided by the issuer of the underlying security. Paragraph (a)(26) of the

Rule, in turn, defines an "Unconditional Demand Feature" as a Demand Feature that by its terms would be "readily exercisable in the event of a default in payment of principal or interest" on the underlying securities.

[xv] Under Paragraph (c)(3)(iii) of the Rule, a security that is subject to a Guarantee may be determined to be an Eligible Security based solely on whether the Guarantee is itself an Eligible Security.

[xvi] See Section 5(a)(1) "Open-end company" means a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer. Under Section 5(a)(2) "Closed-end company" means any management company other than an open-end company. Thus, if a closed-end fund is deemed to have issued "redeemable securities" it would no longer be classified as a closed-end fund, but instead an open-end fund.

[xvii] 15 U.S.C. & 78m(e).

[xviii] 15 U.S.C. & 78n(d).

[xix] 17 CFR 240.13e-4.

[xx] 17 CFR 240.14d-1 – 240.14d-103.

[xxi] 17 CFR 240.14e-1 – 240.14f-1.

[xxii] *See* Carter Hawley Hale, 760 F.2d at 948.

[xxiii] *See* Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 54-55 (2d Cir. 1985)(alteration in the original) (citations omitted); accord Smallwood v. Pearl Brewing Company, 489 F.2d 579, 597 (5th Cir.), cert. denied, 419 U.S. 873 (1974).

[xxiv] *See* Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983); Hoover Co. v. Fuqua Industries, Inc., 1979-1980 Transfer Binder Fed. Sec. L. Rep. (CCH)¶97,107 (N.D. Ohio June 11, 1979)..

[xxv] *See* SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Crane Co. v. Harsco Corp., 511 F. Supp. 294 (D.Del. 1981)

[xxvi] *See* Hanson Trust, 774 F.2d 47; Brascan Ltd. V. Edper Equities Ltd., 477 F. Supp. 773 (S.D.N.Y. 1979).

[xxvii] Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

[xxviii] *See* id. At 783.

[xxix] We note that the preferred shares elect a minority of directors of the Fund (two of nine) and that the 1940 Act requires that preferred shareholders must be afforded the right to separately elect a majority of directors of a closed-end investment company in the event that there is a two year arrearage in dividend payments. However, we believe this possibility to be entirely remote in the case of seven day paying preferred shares. Eaton Vance Funds have never missed a

dividend payment on the existing APS. Clearly, a Liquidity Provider would not be purchasing LPP with this goal in mind.

[xxx] This test was first articulated by the Commission in a 1979 Exchange Act Release (Release No. 16,385 (Nov. 29, 1979)).

[xxxi] *See, e.g., Carter Hawley Hale*, 760 F.2d at 949; *Energy Ventures, Inc. V. Appalachian Co.*, 587 F. Supp. 734, 740 (D. Del. 1984); *Wellman*, 475 F. Supp. at 823-24.

[xxxii] *See Carter Hawley Hale*, 760 F.2d at 950; *Energy Ventures*, 587 F. Supp. at 740; *Crane Co.*, 511 F. Supp. at 302; *Wellman*, 475 F. Supp. at 823-24.

[xxxiii] *See Crane Co.*, 511 F. Supp. at 302-03 (and cases cited therein)

[xxxiv] *See, e.g.*, Weeden v. Continental Health Affiliates, Inc., 713 F. Supp. 396, 403 (N.D. Ga. 1989) (proposal to purchase target's common stock which was contained in a letter to target's board of directors and in a press release issued by the offeror did not set a specific time limit for the offer and was not "contingent on the tender of a fixed number of shares" so the target's shareholders "were not pressured into making hasty decisions"); Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. at 68 (purchases of target's stock through private negotiations and on the open market "had none of the pressure-eating characteristics of a tender offer" because offeror did not seek a specified number of shares, the purchases were not contingent on the purchase of a set minimum or maximum number of shares, shares were not purchased at a premium over the market price and purchase prices were negotiated with the sellers).

[xxxv] *See* Hanson Trust, 774 F.2d at 58 (in evaluating a questioned transaction in light of the statutory purpose of the Williams Act, one of the factors mentioned by the court was that the shareholders "were not 'pressured' to sell their shares by any conduct that the Williams Act was designed to alleviate").

[xxxvi] Courts have found "active and widespread solicitation" in cases where the offeror has contacted the target shareholders directly with unexpected purchase offers. See Wellman, 475 F. Supp. at 824 (offeror solicited the holders of 34% of the target's outstanding shares via telephone calls made directly to the shareholders); The Hoover Co. v. Fuqua Industries, Inc., [1979 1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) para. 97,107 at 96,148 50 (offeror sent a series of three letters outlining the terms of its offer to members of a family which held 41% of the target's outstanding stock).

[xxxvii] *See* Waste Management, Inc., SEC No-Action Letter, 1934 WL 1057 (Oct. 25, 1988); Nat'l Medical Enterprises, Inc., SEC No-Action Letter, 1986 WL 65311 (Mar. 3, 1986); Lomas & Nettleton Financial Corp., SEC No-Action Letter, 1985 WL 55850 (Dec. 26, 1985); Beverly Enterprises, SEC No-Action Letter, 1985 WL 55663 (Dec. 6, 1985); Joseph E. Seagram & Sons, Inc., SEC No-Action Letter, 1985 WL 54400 (Aug. 23, 1985); Merrill Lynch & Co., Inc., SEC No-Action Letter, 1985 WL 54284 (Sept. 2, 1985); G. Heileman Brewing Co., Inc., SEC No-Action Letter, 1985 WL 54265 (Aug. 25, 1985); Staley Continental, Inc., SEC No-Action Letter,

1985 WL 54385 (June 8, 1985); Waste Management, Inc., SEC No-Action Letter, 1985 WL 54143 (Apr. 12, 1985).

[xxxviii] *See* First Financial Management Corp., SEC No-Action Letter, 1991 WL 176617 (Jan. 22, 1991); Southmark Corp., SEC No-Acton Letter, 1986 WL 67392 (Nov. 17, 1986); Capital Cities Communications, Inc., SEC No-Action Letter, 1986 WL 66530 (Feb. 3, 1986).

[xxxix] *See* the series of investment grade debt tender No-Action Letters that, among other things, granted relief for tenders that were open for less than ten calendar days and tenders at a fixed spread over U.S. Treasury securities: Times Mirror Co., SEC No-Action Letter, 1994 WL 637182 (Nov. 15, 1994); Goldman, Sachs & Co., SEC No-Action Letter, 1993 WL 497126 (Dec. 3, 1993); Merrill Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter, 1993 WL 270676 (July 19, 1993); Salomon Brothers Inc., SEC No-Action Letter, 1990 WL 286946 (Oct. 1, 1990); Shearson Lehman Brothers Inc., SEC No-Action Letter, 1986 WL 67463 (Dec. 3, 1986); Goldman, Sachs & Co., SEC No-Action Letter, 1986 WL 66561 (Mar. 26, 1986); First Boston Corp, SEC No-Action Letter, 1986 WL 65408 (Apr. 17, 1986); Kidder, Peabody & Co. Inc., SEC No-Action Letter, 1986 WL 66825 (May 5, 1986).

LIMITED POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints Arben Hoti or Dale Proctor, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Eaton Vance Management (the "Company"), a No-Action Letter Request to the staff members of the U.S. Securities and Exchange Commission related to a request for no-action relief under Rule 2a-7 of the Investment Company Act of 1940 and any subsequent amendments to such No-Action Letter as may be required;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such No-Action Letter request, and timely file such form with the United States Securities and Exchange Commission; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Limited Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file any further amendments to the No-Action Letter request, unless earlier (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 19th day of May, 2008.

Frederick S. Marius, Esq.
Eaton Vance Management

LIMITED POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints Arben Hoti or Dale Proctor, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a partner at Kirkpatrick & Lockhart Preston Gates Ellis LLP ("K&L Gates"), a No-Action Letter Request to the staff members of the U.S. Securities and Exchange Commission related to a request for no-action relief under Rule 2a-7 of the Investment Company Act of 1940 and any subsequent amendments to such No-Action Letter as may be required;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such No-Action Letter request, and timely file such form with the United States Securities and Exchange Commission; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Limited Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file any further amendments to the No-Action Letter request, unless earlier (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 19th day of May, 2008.

Mark P. Goshko, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP

END